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The GAME has CHANGED...

2010 ANNUAL REPORT // WMS INDUSTRIES INC.


WMS


LEADS *the Way*



During the last decade, WMS has become the recognized leader in gaming innovation:

- WMS is well-known for creating exciting products with new and unique gaming experiences and leading the way forward based on a clear vision, transcendent innovation and disciplined focus on consistently executing strategic priorities.

The gaming industry has evolved and is now on the threshold of exhilarating changes in technologies, new products, new markets and expanded global growth opportunities:

- WMS is well positioned to deliver on this future because of its vision and team of passionate, dedicated and diverse people with their proven ability for creativity, innovation and high-performance.









To Our Stockholders:



EPS INCREASED 18% ON 8% REVENUE GROWTH

In fiscal 2010, we demonstrated once again that with the right corporate culture, the right products, the right focus on operational improvement and the right team...we can grow our revenues, margins and earnings, even during difficult times. It was a year that included both significant accomplishments and great challenges. In terms of financial performance, we achieved 8% growth in total revenues, proving yet again the value of our innovation-driven vision and the talented and passionate people throughout our organization who bring to life unique and innovative products that expand the range of differentiated and exciting gaming experiences. And just as importantly, through our focused efforts on continuous improvement, we leveraged our revenue growth and better execution to an improved operating margin and, as a result, our diluted earnings per share grew by 18% to a record $1.88.

These are impressive financial achievements, particularly given the headwinds from a still sluggish global economy and our customers' restrained capital budgets to replace gaming machines and expand or open new casinos. With estimated total U.S. industry new unit shipments down for the fourth consecutive year, achieving consistent growth—in revenues, margins and earnings—despite the tough conditions brings to mind the classic line from Charles Dickens' *Tale of Two Cities*, "It was the best of times, it was the worst of times...we had everything before us, we had nothing before us..."

TO OUR STOCKHOLDERS:

In spite of the our customers' constrained capital budgets, their strong demand for our premium-featured, new products led to unprecedented growth in our share of new units shipped in the U.S. and Canada, which helped drive our revenue growth. From an estimated 16% share of annual shipments in fiscal 2006 amongst our three largest competitors to 29% ship share in fiscal 2010, WMS distanced itself from the pack to clearly become the second largest provider of gaming machines in the world's largest gaming market. And, in a new casino that is expected to open this autumn in Maryland, WMS has a 29% floor share at opening—for the first time achieving the #1 position and nicely exceeding the floor share of our next closest competitor. In international markets, also reflecting increased customer preference for our premium-featured, higher-priced *Bluebird®2* gaming machines, annual revenues from new unit sales grew 4% over fiscal 2009 even as unit shipments declined.

UNPRECEDENTED GAIN IN SHIP SHARE DRIVES REVENUE GROWTH IN SPITE OF ECONOMIC CHALLENGES

Another key factor that drove new unit growth in fiscal 2010 was our direct launch into three select markets that we had previously served through game licensing agreements with third parties: Class II/Central-Determinant gaming, Mexico and Australia. In each of these markets, our experience was the same: as a result of strong earnings performance of our initial products, demand increased and continues to build. These markets have an addressable installed base of gaming machines totaling more than 250,000 units, and we expect they will continue to be important drivers of new unit demand as we look to increase our market share.

A strong driver of growth this last year came from the consistent strong performance of our gaming operations business. Driven by a 7% increase in the average installed base of participation games and a 9% increase in average daily revenue per gaming machine to a sector-leading $76.53, gaming operations generated a 14% gain in revenues. Our goal in fiscal 2010 was to increase the mix of Wide-Area-Progressive (WAP) gaming machines in our installed footprint—products which produce a higher gross profit contribution. We achieved great success with this initiative, as 34% of the installed base at June 30, 2010 were WAP units compared to 24% at the beginning of the fiscal year. Overall, gaming operations revenues in fiscal 2010 grew to 40% of our total global revenues and, for the first time, accounted for just over 50% of the gross profits. From an installed footprint of 10,421 units as of June 30, 2010, we expect further growth in the installed base due to our strong pipeline of new titles and platforms to be launched in fiscal 2011.

WMS SETS NEW OPERATING AND FINANCIAL RECORDS

ACHIEVES STRONG GROWTH IN FISCAL 2010 DESPITE INDUSTRY AND ECONOMIC CHALLENGES

Total Revenues

5-year growth of 14.5% CAGR
($ in millions)


$765
FY '05
FY '06
FY '07
FY '08
FY '09
FY '10

Diluted Earnings Per Share

5-year growth of 35.6% CAGR


$1.88
FY '05
FY '06
FY '07
FY '08
FY '09
FY '10

Unit Volume Ship Share

Percentage share of U.S. and Canadian new unit shipments as reported by the four major gaming machine suppliers


29%
FY '05
FY '06
FY '07
FY '08
FY '09
FY '10

Installed Participation Base

Average number of installed participation gaming machine units during the fiscal year


10,298
FY '05
FY '06
FY '07
FY '08
FY '09
FY '10

FINANCIAL HIGHLIGHTS

($ in millions, except per share amounts)	2010	2009	2008
Total Revenues	$ 765	$ 706	$ 650
Total Gross Profit	$ 489	$ 449	$ 386
R&D Expenses	$ 106	$ 98	$ 80
Operating Income	$ 168	$ 137	$ 104
Net Income	$ 113	$ 92	$ 67
Earnings Per Share—Diluted	$ 1.88	$1.59	$1.15
Total Assets	$1,007	$ 856	$ 773
Stockholders' Equity	$ 834	$ 591	$ 511
ROIC *(Return On average Invested Capital)*	15%	14%	11%

The GAME has CHANGED...

New products & platforms

The evolution of the gaming industry and wide array of gaming experiences now found on the casino slot floor could not have been envisioned by the typical slot player of just a decade ago.

WMS has been instrumental in shaping this evolution of the casino slot floor, particularly in the last few years with the singularly unique elements unlocked by WMS' foundational technology platforms that have created entirely new categories of products: *Community Gaming*®, *Transmissive Reels*®, Sensory Immersion and *Adaptive Gaming*®. And, by combining these foundational elements, WMS creates additional differentiated products.

WMS is further transforming the casino slot floor through its launch of networked-enabled gaming machines, like the *Bluebird2* and the appealing new *Bluebird xD*™ cabinets. In coming months, a significant step forward will be taken when *Jackpot Explosion*®, WMS' first game in its initial *Ultra Hit Progressive*® family of Portal Applications, is commercially launched. *Ultra Hit Progressive*, and other applications that follow, will offer casino players a whole new level of engagement and gaming experience across the high-definition top widescreen of WMS' networked-enabled gaming machines, while providing significant new benefits and enhanced slot-floor returns to casino operators.


$1000.00
$500.00
WMS

Transcendent innovation & experience design



CREATING A NEW FORM FACTOR:
Bluebird xD creates a ground-breaking new platform that amplifies the player game experience. For the first time, players will be engaged by an interactive experience between the gaming cabinet and the advanced WMS game play features—opening up a new dimension in gaming entertainment.

UNIQUE NEW GAMING EXPERIENCES:
Emotive lighting coupled with a state-of-the-art sound system combine to immerse players in a choreographed bank-level celebration of big wins and bonus events.


RICH



ERGONOMICALLY DESIGNED:
A new standard is established for player ease and comfort. From padded armrest to enhanced screen viewing and celebrating the big win, every detail is designed to elevate a player's convenience and entertainment excitement.


$500.00
MINI
$10.00

TO OUR STOCKHOLDERS:

The GAME has CHANGED...

Our strong global revenue growth was based on the continued strength of our product pipeline and our enormously talented team of people who innovate, develop, engineer and produce consistently great products and create opportunities. It has been said, "A pessimist sees the difficulty in every opportunity; while the optimist sees the opportunity in every difficulty." We are fortunate to have a tremendous team of optimists at WMS who find and create new opportunities; a culture that inspires innovation, and a talented organization that tenaciously pursues those possibilities and yet is well-diversified in experience to handle the difficulties inherent in any business cycle and the challenges of new opportunities.

The tremendous global appeal of our *Bluebird2* gaming machine is now being augmented by the incredible response to our innovative, new, game-changing *Bluebird xD* platform that was launched in June 2010. In addition, new games in the *Monopoly*™ participation series created fresh player interest and maintained the strong performance of this established brand on the slot floor, while our *Goldfish2*® game provided new appeal and solid customer demand to one of WMS' classic series. The introduction of new games and new gaming experiences by WMS, such as *The Price Is Right*™ game and new additions to our Innovation series of for-sale games, such as the novel *Win It Again*™ and *Super Multi-Pay*™ features, expand our product portfolio with differentiated products offering unique entertainment experiences and support the continued growth of our ship share and installed base of participation gaming machines.

Our steady introduction of new games coupled with our consistent focus on creating appealing content to refresh existing products as they approach the end of their product cycle, drove record quarter-over-quarter


LORD OF THE RINGS
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AUDIO SYSTEMS
BOSE
WMS

THE LORD OF THE RINGS™ HAS RECEIVED HIGH PRAISE FROM BOTH PLAYERS AND CASINO OPERATORS


THE LORD OF THE RINGS
TRIGGERED!
3Space
AUDIO SYSTEMS

revenues in each quarter in fiscal 2010...a performance unmatched by our competitive set. And, with exciting new products like the recently launched *The Lord of the Rings*™ game on our *Adaptive Gaming*® platform (shown on pages 2 and 8) which combines the casino experience with an online casual gaming opportunity, I believe that WMS is extremely well positioned to succeed as our industry expands and evolves beyond its traditional focus.

The WMS team is equally dedicated to consistent progress in operating excellence through continuous improvement. In fiscal 2010, these efforts helped enhance our operating margin by 260 basis points to 21.9%. This improvement was led by a 130 basis point increase in gross margin on product sales revenues, coupled with the benefit from a greater mix of higher-margin game operations revenues and the operating leverage achieved on selling and administrative expenses and lower depreciation expense.

The improved operating margin, along with the growth in revenues, contributed to record net income and diluted earnings per share. Our higher earnings, coupled with the continued discipline in allocating capital, resulted in ongoing strong cash flow and an improved financial return on average invested capital (ROIC), perhaps one of the best overall metrics for measuring how effectively a company operates using stockholders' capital. Our average ROIC increased to 15% in fiscal 2010 from 14% a year ago, and 10% in fiscal 2007. Longer-term, our goal is to maintain our strong progress in operating execution to join the elite list of companies that enjoy 20+% returns.

At fiscal 2010 year-end, WMS was debt-free with $185 million of cash and our total assets were just over $1 billion, of which over $600 million were either in current assets or gaming operations equipment (largely the net investment in our high-yielding participation gaming machines). Stockholders' equity totaled $834 million. Our total cash balance increased by $30 million over the last 12 months, even after investing $45 million to repurchase our common stock.

With an anticipated upswing in industry growth over the next several years from the potential for steady improvement in the North American unit replacement rate and the opportunities for growth in new jurisdictions globally, coupled with our capability to continue growing our gaming operations business, further penetrate the new markets we entered in fiscal 2010, launch new networked gaming and online gaming revenue


The GAME has
CHANGED...

The gaming industry is on the threshold of significant evolution with the long-awaited launch of networked gaming in fiscal 2011, and WMS is at the forefront of shaping this evolution through its dramatic *Casino Evolved*™ vision. First visualized nearly eight years ago and brought to casino customers approximately a year ago through WMS' Casino Evolved Advanced Technology Laboratory (CEATL), WMS is well positioned to benefit from the tremendous capabilities that can be unleashed by this coupling of advanced technology with creative game development.

WMS was the first company to receive approval from the Nevada Gaming Commission for a networked gaming system and a remote configuration and download application utilizing the Gaming Standards Association's (GSA) award-winning *G2S*® protocol. But, WMS' vision extends well beyond the nuts and bolts of changing games and communicating with players remotely. With the expected commercial launch of our *WAGE-NET*® networked gaming system in fiscal 2011, WMS intends to bring unique software applications that run over the system to deliver new levels of personalized engagement and exciting gaming experiences to players, while also providing significant new benefits and enhanced returns to casino operators. WMS' *WAGE-NET* solution is designed from the ground up with interoperable GSA open, standards-based architecture to provide casino customers with the freedom of choice to offer their players the optimum applications and systems suitable to their needs.

New capabilities:
networked gaming applications



WMS' networked gaming vision



GRAND
$1000.00
MAJOR
$500.00
$100.00
$10.00



FREEDOM PORT

NETWORKED GAME ENABLEMENT:
With a user-friendly interface, WMS' *FreedomPort*™ architecture delivers a wide range of value-added content to the player while maintaining the integrity of the game play. Working in an open, portable environment, it supports multiple gaming applications, as well as service and promotional applications, including those offered by third parties.



PORTAL GAMING APPLICATIONS:
Creating unique gaming experiences that utilize the top LCD screen of networked-enabled gaming machines, WMS will introduce several families of new portal game applications in the coming year. From mystery progressives of the *Ultra Hit Progressive* family, such as *Jackpot Explosion* and *Piggy Bankin'*®, to a new competitive *Community Gaming Pirate Battle*™ game that features advanced game content presented on unique cabinet options, these are sure to be at the forefront of the networked casino floor.



GAMEDGE™
PERFECTING THE CASINO EXPERIENCE

PATRON SERVICES APPLICATIONS:
In the future, WMS' *GamEdge*™ solution will use a rules-based analytics engine to aggregate and analyze key data from the immense amount of player and system data generated by casino operators. *GamEdge* will provide all the features and functionality of traditional Customer Relationship Management systems with the data warehousing, analytics and visualization features of Business Intelligence applications, all in a real-time environment.



TO OUR STOCKHOLDERS:

streams in fiscal 2011, and continue to take share due to our strong pipeline of new products, applications and systems; WMS management and Board have great confidence that we will continue to achieve sustained growth in revenue, margins and profits, while continuing to grow operating cash flow. In August 2010, we announced that we expect to invest more than $50 million in fiscal 2011 to meaningfully accelerate research and development (R&D) initiatives and to expand the capital committed to grow our gaming operations business through additional operating lease arrangements with customers, including the VLT opportunity in Italy, and the transition of our installed participation base from *Bluebird* to new *Bluebird2* gaming machines.

In addition, we also announced a new $300-million, 3-year stock repurchase authorization that replaced our former stock repurchase program. Complementing our expansion of investments in organic growth opportunities, we believe that it is also appropriate to return value to our stockholders by accelerating our reinvestment in WMS directly through stock repurchases. In fiscal 2010, we purchased approximately 1.1 million shares in open market purchases at an average price of $39.61 per share for a total of $45 million, and over the last 8 years have repurchased approximately 19% of our stock for $173 million.

In fiscal 2010, our R&D expenses increased 8%, in line with our revenue growth. Our product development plan to expand our portfolio with products providing new and differentiated gaming experiences, coupled with our focus on driving innovation and advanced technologies, results in our spending a higher percentage of revenues on R&D expenses compared to our direct competitors. Indeed, our spending over the past few years has been several hundred basis points higher as a percentage of revenues than our largest competitors; but we believe our track record for successfully developing creative products enabled by advances in technology clearly demonstrates this "investment and commitment of resources" results in higher ship share and faster revenue growth that builds greater long-term stockholder value. To put it in perspective, when I arrived at WMS in fiscal 2000, we spent just under 5% of revenues on R&D. By fiscal 2010, we grew that to almost 14% and we expect to increase it further to approximately 15% of revenues in fiscal 2011. We believe that by investing in our future through accelerating specific R&D initiatives, we are furthering our position as the innovation leader in our sector and paving the path for continued success and meaningful profitable growth.

RETURN ON INVESTED CAPITAL INCREASES TO 15% FROM 11% JUST TWO YEARS AGO


the price is right
3Space
AUDIO SYSTEMS
BOSE
WMS


WIN 1 OF 5
$400.00
$80.00
$15.00
the Price is Right
3Space
AUDIO SYSTEMS
BOSE
WMS

The GAME has CHANGED...

Our emphasis on innovation and R&D is highly focused. We constantly review our product portfolio and the marketplace through the lens of player research to bring appealing gaming experiences and differentiated features to market. Backed by extensive research and incorporating both the "Voice of the Player" and the "Voice of the Customer," our vision-driven focus powers our pipeline of consistently appealing products that not only meet, but often exceed the entertainment expectations of players, while enlarging our product portfolio to support customers' needs across their casino floor. This expands the breadth of revenue levers available to WMS and allows us to take advantage of increased high-return, growth opportunities.

To be able to consistently create great new game content and unique products requires a culture that supports innovation, listening and change. Our business is all about employing talented people and challenging them to invent intellectual property (IP) to improve our products. We have built—and continue to enhance—a culture that understands innovation and calculated risk-taking. When we talk about WMS' core values: Innovation, Passion, Integrity, Quality and Respect, these are truly foundational competencies that form the heart of WMS. It has been, and remains, a key personal priority to refine and strengthen our Culture of Innovation as a core capability. As a result of our efforts, today WMS has a global IP portfolio that includes over 1,200 patents and patents pending—with most of those attributable to networked gaming applications—a significant accomplishment that provides a strong competitive advantage.


The GAME has CHANGED...
600
WIN
Ruby Slippers
WMS

New capabilities: JackpotParty.com Casino

Redefining online gaming


JACKPOT PARTY
STAR TREK

INNOVATIVE ONLINE CASINO:
WMS has developed and will operate, beginning in Fall 2010, an online casino only for authorized players in the United Kingdom. Combining proven game content with a robust e-commerce platform, WMS is bringing the casino experience to online players in the UK with its *JackpotParty.com* unique games and website features.

PROVEN GAME CONTENT:
By creating play action analogous to land-based casinos, WMS will provide online players with a leading and broad-based selection of premium, authentic and distinctive games. High resolution video content coupled with "casino authentic sound" will celebrate wins in new and more ways than present online slot sites.


JACKPOT PARTY
STAR TREK
£600
BONUS
HAPPENING NOW


MR. SPOCK'S WIN MULTIPLIER
ALL WINS AT X3
25
£0.10
£0.01
£0.35
£0.05
WIN
SPIN

EXCLUSIVE BRANDED PROPERTIES:
In addition to exclusive games developed by WMS, *JackpotParty.com* will feature unique and exclusive branded games and gaming experiences like player-popular favorites THE WIZARD OF OZ™ and STAR TREK™ games. *JackpotParty.com* expects to build a loyal and engaged community of players by expanding its portfolio of WMS and third-party licensed game titles.


£0.30
SPIN

The GAME has CHANGED...

WMS has long been a pioneer in innovation and driving change. From the time we entered the gaming industry in 1992, we have focused on developing game content that provides new and differentiated entertainment experiences. Today, the industry is more entertainment focused and casinos are located more globally than ever before. As a result, a visit to a casino is more accessible and convenient for players, and because the variety of gaming experiences that can be found on casino floors today is far greater than just a decade ago, gaming machines appeal to a far greater range of consumers. The range of people who visit casinos has similarly expanded. For example, based on our annual survey Baby Boomers between the ages of 44 and 64 comprise an estimated 50% of those who frequently visit casinos, while another 30% are from the X and Y generations (those between the ages of 21 and 44). Only 20% are people above the age of 64. Today's casino guest is far more technology-savvy and, as a result, most casino patrons are no longer satisfied with the gaming experience of the standard single-line pay mechanical reel slot machine of a decade ago. To appeal to today's casino patrons requires an ongoing diversity of game styles and gaming experiences, not just a new title or a change in graphic designs.

And as the industry has evolved, WMS has led the way. Over the last 12-to-18 months, WMS has introduced new gaming machines, like the successful *Bluebird2* cabinet and the exciting new *Bluebird xD* cabinet for established, premium-feature focused markets, plus the value-priced *Helios* gaming machine for certain select international markets, where the price component plays a more important role. We are leveraging our games and game content into new distribution channels like the Class II and central determinant-based tribal market


The Wizard of Oz
Ruby Slippers
3Space
BOSE

OPERATING INCOME INCREASED 23% IN FISCAL 2010


The Wizard of Oz
Ruby Slippers
3Space
Audio Systems
Bose
WMS

in Washington and Oklahoma. In fiscal 2010, we also leveraged our game portfolio by directly entering the established gaming markets of Mexico and Australia (the second-largest gaming market after the U.S.).

In the year ahead, we expect to commercially launch the initial applications of our *WAGE-NET* networked gaming solution. Our *WAGE-NET* system is a suite of platform technologies and system applications that aim to increase the revenue generating capabilities and operational efficiency of casino gaming floors. The *WAGE-NET* Portal platform enhances the player entertainment experience. The first family of portal applications to be introduced, *Ultra Hit Progressive®*, is based on a mystery triggered, multi-level progressive architecture that leverages the robust power of networked gaming to create an integrated experience between the regular game and progressive jackpots. In addition, by the time you receive this annual report, we expect to have launched our *Jackpot Party®* online wagering site in England, as discussed on pages 14 and 15.

The game has definitely changed and WMS is leading the way.

But, while evolution continues, some things will remain the same: At the core of our philosophy is the belief in the principle of the 4 P's: People, Product, Process and Profits…in just that order. I strongly uphold that if you succeed with the first three P's, then the fourth will follow, which then provides the means to reinvest and sustain the first three P's. In last year's Letter to Stockholders, I reviewed at great length our organizational focus and capability based on listening to our employees, to our casino customers and to casino players. While I will not repeat all that was stated last year, let me reiterate that Listening and Continuous Improvement are not one-time projects, but something that we make part of our daily existence. Last year I also wrote about my "Bagels with Brian" sessions, as I strongly believe that these meetings help lead this organization on our Journey to Greatness. We listen so we can make positive and influential changes; not just in big company-wide initiatives, but often in ways that impact our daily efforts throughout the Company. Let me recite a recent example of just one such item: in our finance department, by listening to our employees, improvements were identified and implemented that resulted in improving our cost-accounting process and saving approximately one person-day per month, every month. Time that now can be spent identifying the next set of improvements; and on it goes, from administrative processes to the production floor process—Continuous Improvement.

The GAME has CHANGED...

New geographies and regional opportunities

WMS directly entered a number of gaming markets in fiscal 2010, including Mexico and New South Wales, Australia, and the newly opened market in Singapore. From a modest international presence 10 years ago, WMS today has a robust and growing global business. In fiscal 2010, sales to customers outside the U.S. and Canada accounted for approximately 35% of new unit shipments, up from 26% in fiscal 2006.

Couple the significant potential from further market penetration in Australia and Mexico with the meaningful opportunities in other gaming markets all around the world and the potential for additional new markets to open in coming years, and one can understand the substantial opportunity for ongoing growth. With a broad portfolio of player-appealing, high performing games and an array of cabinets including the premium-featured *Bluebird2* and *Bluebird xD*, along with the original *Bluebird* cabinet and a new value-priced *Helios* cabinet for select international markets, WMS is well positioned to provide the product values that casino customers demand—no matter what global market they are in.

TO OUR STOCKHOLDERS:

Our success has focused greater attention on WMS and has led to others imitating our products and initiatives. That is the price for being the "Thought Leader" in our industry. But, that competitive element is the very fuel that fires our imaginations and focuses our efforts to create the next innovation. My colleagues and I come to work each and every day attempting to redefine the gaming industry—not simply to make good gaming machines, but to deliver today what others believe is only possible tomorrow. We truly recognize we have plenty of opportunity to improve, and if you've met our product development team, you know that they are never lacking for new product or game ideas. In short, we truly believe our best days yet lie ahead.

OUR COMMITMENT TO INNOVATION AND WORLD-CLASS SERVICE HAS ENABLED OUR GROWTH ON A GLOBAL BASIS

Success can often lead to hubris or ennui, two attitudes that can become terrible adversaries of further progress and success. As Winston Churchill said, "attitude is a little thing that makes a big difference." Positive attitude when combined with passion and tenacity can produce spectacular results. We work hard at WMS to create a workplace environment that supports respect, creativity, listening and teamwork—key foundational elements that breed positive attitude. Through our "Employer of Choice" initiative, we strive to foster a work environment that encourages good balance: between attention to detail and understanding the big picture; between personal accountability and teamwork; between innovation and consistency; and between working hard at and for WMS, while enjoying a balanced, healthy life at home and giving back to the communities where we live and work.

Our financial success and strong balance sheet provide ample funding to reinvest in the foundation for ongoing, sustainable growth: in the expanded R&D initiatives we announced; in training and developing our workforce, along with recruiting the additional talented and experienced people we need to pursue growth; and

The GAME has CHANGED...

To make things happen—develop great products, take care of customers, understand players' needs and desires, improve processes and implement best practices—takes talented people. WMS is proud to have a passionate and creative organization with a culture that values diverse and broadly experienced people in all parts of our global business. Everyone aligned and pulling together creates a powerful driver and competitive advantage not easily replicated by others.



Teamwork, passion and an open mind are the heart of our DNA.


TREASURE CEREMONY
MAX WIN
WMS
Gold Fish

TO OUR STOCKHOLDERS:

licensing or acquiring additional technology and brands to fill the potential gaps in our product development road map. We identified a long-term vision of how casinos and the industry will evolve nearly a decade ago. We continue to evolve and shape that vision and to execute that vision, such as in our focus on the bank-by-bank evolution of the casino floor. Our product road map and our strategic priorities for growth are formulated and constantly updated with that forward growth focus. It shapes our ongoing pursuit of intellectual property and the leveraging of our game content into new distribution channels and markets. It forms the focus that drives continuous improvement: to enable greater growth in the future and create a better workplace environment.

I would like to thank the entire, global WMS Team for their continued dedication and passion. I would also like to thank our Board of Directors for sharing their extensive experience and offering continued support to enhancing greater stockholder value. And, in particular, I extend our sincerest thanks and best wishes to Harold Bach on his pending retirement from our Board for his dedication, countless contributions and unwavering support shown to WMS throughout his many years with the Company.

In closing, I am very proud of the progress and accomplishments the WMS Team has achieved. Our employees continue to amaze and inspire me with their passion, their tenacity and their execution. Our culture of collaboration, listening and moving quickly continues to give us a distinct competitive advantage. Fiscal 2010 was also the tenth year that the executive team and I have worked together to build a strong and profitable WMS. We often have been faced with significant challenges and headwinds, but our progress and achievements have been very satisfying. I cannot be more pleased with our progress on our Journey to Greatness and how together we have built a visionary and innovative organization that continues to produce industry-leading performance.

Respectfully,



Brian R. Gamache

Chairman and Chief Executive Officer

EXECUTIVE COMMITTEE

(left to right)

I) SCOTT SCHWEINFURTH *Executive Vice President, Chief Financial Officer and Treasurer*
KEN LOCHIATTO *Executive Vice President and Chief Operating Officer*
BRIAN GAMACHE *Chairman and Chief Executive Officer*
ORRIN EDIDIN *President*
LARRY PACEY *Executive Vice President of Global Products and Chief Innovation Officer*

II) LAURIE LASSETER *Vice President of Engineering and Chief Technical Officer*
RON DINOLA *Vice President of Gaming Operations*
STEVE CRAMER *Vice President of Supply Chain and Commercial Operations*
ROB SIEMASKO *Vice President of Product Management*
AMY LIPTON *Vice President of Marketing*
PHIL GELBER *Vice President of Game Development*
DEAN EHRLICH *Vice President of Eastern Sales and Operations*

III) BOB CARNEY *Vice President of North American Sales Operations*
SEBASTIAN SALAT *President of WMS International*
KATHLEEN McJOHN *Vice President, General Counsel and Secretary*
JANICE RIKE *Senior Vice President of Human Resources*
ROB BONE *Vice President and General Manager of Western Sales and Operations*
DAVE VITULLO *Vice President of Commercial Operations*







DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Louis J. Nicastro
Founding Director

Brian R. Gamache
Chairman of the Board and Chief Executive Officer, WMS Industries Inc.

Edward W. Rabin, Jr.
Lead Director and Retired President, Hyatt Hotels Corporation

Harold H. Bach, Jr.
Private Investor

Robert J. Bahash
Executive Vice President and Chief Financial Officer, The McGraw-Hill Companies

Patricia M. Nazemetz
Chief Human Resources and Ethics Officer, Xerox Corporation

Neil D. Nicastro
Retired President, Chief Executive Officer and Chairman of the Board, Midway Games Inc.

Ira S. Sheinfeld
Partner, Hogan Lovells US LLP (Attorneys-at-Law)

Bobby L. Siller
Former Member, Nevada State Gaming Control Board

William J. Vareschi, Jr.
Retired Chief Executive Officer and Vice Chairman of the Board, Central Parking Corporation

OFFICERS

Brian R. Gamache
Chairman of the Board and Chief Executive Officer

Orrin J. Edidin
President

Scott D. Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

Larry Pacey
Executive Vice President, Global Products and Chief Innovation Officer

Kenneth Lochiatto
Executive Vice President and Chief Operating Officer

Kathleen J. McJohn
Vice President, General Counsel and Secretary

John P. McNicholas, Jr.
Vice President, Controller and Chief Accounting Officer

BOARD COMMITTEES

Audit and Ethics Committee
Robert J. Bahash
Chairman

Harold H. Bach, Jr.

Edward W. Rabin, Jr.

William J. Vareschi, Jr.

Compensation Committee
Patricia M. Nazemetz
Chairwoman

Robert J. Bahash

Edward W. Rabin, Jr.

Nominating and Corporate Governance Committee
William J. Vareschi, Jr.
Chairman

Patricia M. Nazemetz

Bobby L. Siller

Gaming Compliance Committee
Steve DuCharme
Chairman, (non-board member)

Neil D. Nicastro

Bobby L. Siller


WMS

5-YEAR FINANCIAL DATA

Fiscal Year Ended June 30,	2010	2009	2008	2007	2006
(in millions, except per share amounts)					
Statement of Operations Data:					
Revenues	$ 765.1	$ 706.4	$ 650.1	$ 539.8	$451.2
Operating income	167.9	136.6	104.4	74.2	49.0
Income before income taxes	170.5	140.4	105.6	71.7	49.2
Provision for income taxes	57.6	48.2	38.1	22.8	15.9
Net income(1)(2)(3)(4)	$ 112.9	$ 92.2	$ 67.5	$ 48.9	$ 33.3
Earnings Per Share:					
Basic	$ 2.02	$ 1.87	$ 1.34	$ 1.01	$ 0.71
Diluted	$ 1.88	$ 1.59	$ 1.15	$ 0.86	$ 0.63
Weighted-Average Common Shares:					
Basic common stock outstanding	56.0	49.2	50.2	48.4	47.1
Diluted common stock and common stock equivalents	60.4	59.1	60.6	59.6	56.9
Dividends Per Common Share	$ —	$ —	$ —	$ —	$ —
Cash Flow Data:					
Net cash provided by (used in):					
Operating activities	$ 130.3	$ 179.2	$ 186.2	$ 118.9	$103.1
Investing activities	(108.6)	(113.8)	(117.8)	(158.8)	(94.1)
Financing activities	9.7	(29.8)	(5.2)	35.6	(4.6)
Effect of exchange rates on cash and cash equivalents	(0.4)	(0.7)	0.4	2.4	(0.5)
Increase (decrease) in cash and cash equivalents	$ 31.0	$ 34.9	$ 63.6	$ (1.9)	$ 3.9
Balance Sheet Data:					
Cash and cash equivalents	$ 166.7	$ 135.7	$ 100.8	$ 37.2	$39.1
Working capital	414.2	334.3	296.7	255.5	234.2
Total accounts and notes receivable, net	326.2	252.5	206.2	180.4	153.1
Total assets	1,007.0	856.0	772.7	655.7	526.4
Long-term debt(5)	—	115.0	115.0	115.0	115.0
Stockholders' equity(5)	833.9	591.4	510.8	433.6	325.6

(1) Net income in fiscal 2010 includes a $3.6 million net tax benefit from a lower effective income tax rate resulting from discrete tax items, primarily the favorable completion of Federal income tax audits through fiscal 2007.

(2) Net income in fiscal 2009 includes a $3.1 million after-tax gain from a cash settlement of trademark litigation and a $1.1 million income tax benefit related to the period January 1, 2008 through June 30, 2008 due to the retroactive reinstatement of the research and development tax credit legislation in December 2008.

(3) Net income in fiscal 2008 includes a $2.3 million after-tax write-down to net realizable value of a technology license.

(4) Net income in fiscal 2007 includes a $1.0 million after-tax charge for expenses associated with management separation costs during the period and a $0.7 million income tax benefit related to the period January 1, 2006 through June 30, 2006, due to the retroactive reinstatement of the research and development tax credit legislation in December 2006.

(5) In fiscal 2010, we issued 8.7 million of our common shares upon the early conversion to common stock of $115.0 million principal amount of our 2.75% Convertible Subordinated Notes ("Notes"). As a result of the conversion of all of our Notes, our long-term debt has been eliminated and stockholders equity has increased by $115.0 million. See Note 9. "Convertible Subordinated Notes and Revolving Credit Facility" to our Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this Report, the terms "we," "us," "our" and "WMS" mean WMS Industries Inc., a Delaware corporation, and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on June 30. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year.

OVERVIEW

Our mission is: through imagination, talent and technology, we create and provide the world's most compelling gaming experiences. We serve the legalized gaming industry by designing, manufacturing and distributing games, video and mechanical reel-spinning gaming machines and video lottery terminals ("VLTs") to authorized customers in legal gaming venues worldwide. We generate revenue in two principal ways: product sales and gaming operations, as further described below. Our gaming machines are installed in all of the major regulated gaming jurisdictions in the United States, as well as in over 100 international gaming jurisdictions. In fiscal 2010, we expanded the markets where we directly distribute our products by launching directly into Class II gaming markets in the United States and entering the Mexican and New South Wales, Australia markets. We had previously served these markets through content licensing agreements with third parties for our game themes. In fiscal 2011, we expect to further penetrate these new markets and to expand our distribution channels to provide fully networked gaming business service solutions to our customers that are aimed at increasing the revenue generating capabilities and operational efficiency of casino gaming floors. These solutions use industry standard communication protocols in order to be interoperable with our competitor's games and gaming systems that utilize industry standard communication. We also expect to launch an online gaming site for residents in the United Kingdom in fiscal 2011.

The financial market crisis that began in 2008 has continued to disrupt credit and equity markets worldwide, reduced consumer discretionary spending and has led to a weakened global economic environment. The effect of the weakened global economy and the fallout from the financial market crisis has been a challenge for our industry. Some gaming operators delayed or canceled construction projects, resulting in fewer new casino openings and expansions in calendar 2010 than in calendar 2009, coupled with many customers reducing their annual capital budgets for replacing gaming machines for calendar 2009 with only modestly higher replacement capital budgets in calendar 2010. The economic crisis reduced disposable income for casino patrons and resulted in fewer patrons visiting casinos. In anticipation of the further lengthening of the replacement cycle and in response to the challenging economic environment, we reduced the number of new employees we previously planned to hire in fiscal 2009 and in fiscal 2010, and took actions to contain non-payroll related spending while still supporting our growing revenue base. In fiscal 2010, we remained focused on controlling spending and prioritizing capital expenditures and other discretionary items. The economic crisis lowered the number of new units we sold in fiscal 2009, and this continued in the first half of fiscal 2010, with modest year-over-year increases in the March and June 2010 quarters.

We had expected that with our launch of the network gaming-enabled *Bluebird®2* gaming machines in the December 2008 quarter, concurrent with certain of our competitors launching their networked gaming-enabled products, the industry would experience an improvement in the replacement cycle, which has been at an abnormally low level for the past few years. However, as discussed above, the economy slowed just as the new gaming machines were being launched, so we did not see the expected improvement in the replacement cycle. Even with the adverse economic environment and its impact on our industry causing customers to constrain their capital budgets, we launched our *Bluebird2* gaming machines in the December 2008 quarter with premium features at a significantly higher price, and demand outpaced our expectations. For fiscal 2009, *Bluebird2* units accounted for 35% of our total new units shipped and, with the continuing transition in the market to this new product, accounted for approximately 83% of new unit shipments in fiscal 2010. We sold slightly more new units in the March and June 2010 quarters than in the March and June 2009 quarters due to the popularity of our products enabling us to increase our share of units shipped in the United States and Canada. We believe that as the economy continues to improve, customers will increase their annual capital budgets for replacement units, which will improve the replacement demand in future years, although we cannot predict the rate of increase in their capital budgets. In addition, we also expect to experience an increase in demand from casino expansions and new casino openings in new and expanding gaming jurisdictions beginning in calendar 2012.

We believe several recent developments fueled by the challenging economic situation will expand our revenue opportunities over the long term. In the United States, legislators have passed or are considering enabling new or expanded gaming legislation in Ohio, Illinois, Kansas, Iowa, Maryland, California, New Hampshire, Maine and Massachusetts. Internationally, Singapore opened as a new market in fiscal 2010 and a new VLT market in Italy is expected to open in fiscal 2011. In addition, legislation has been discussed in Greece, Brazil, Japan and Taiwan that would open new market opportunities. The breadth and timing of these opportunities remains uncertain due to the political process in each of these jurisdictions, as well as the difficult credit environment facing our customers and the risk of continued economic uncertainty.

Product Sales

Product sales revenue includes the sale to casinos and other gaming machine operators of new and used gaming machines and VLTs, parts, conversion kits (including game theme, hardware or operating system conversions), amusement-with-prize ("AWP") gaming machines and gaming-related systems for smaller international casino operators. We derive product sales revenue from the sale of the following:

» Multi-line, multi-coin video gaming machines, in our *Bluebird*, *Bluebird2* and *Bluebird xD*™ and Orion Financement Company ("Orion Gaming") *Twinstar*™, *Twinstar2* and *Helios*™-branded gaming machines;

» Mechanical reel-spinning gaming machines in our *Bluebird*, *Bluebird2* and *Bluebird xD*-branded gaming machines;

» Video poker machines in our *Bluebird* and *Bluebird2*-branded gaming machines, which are primarily offered as a casino-owned daily fee game, where the casino purchases the base gaming machine and then leases the top box and game for a lower lease price point;

» Replacement parts and conversion kits for our *Bluebird*, *Bluebird2*, *Bluebird xD*, *Twinstar*, *Twinstar2*, *Helios* and AWP gaming machines, and *CPU-NXT*® and *CPU-NXT2* upgrade kits;

» Used gaming machines manufactured by us or our competitors that are acquired on a trade-in basis or that were previously placed on a participation basis;

» AWP gaming machines in certain international markets; and

» Gaming-related systems, including linked progressive systems and slot accounting systems applicable to smaller international casinos.

Gaming Operations

We earn gaming operations revenues from leasing participation games, gaming machines and VLTs, and earn royalties that we receive from third parties under license agreements to use our game content and intellectual property. Our gaming operations include the following product lines:

» Participation games, which are gaming machines owned by us that we lease based upon any of the following payment methods: (1) a percentage of the net win, which is the casino's earnings generated by casino patrons playing the gaming machine; (2) fixed daily fees; or (3) a percentage of the amount wagered or a combination of a fixed daily fee plus a percentage of the amount wagered. We have the ability to lease these gaming machines on a participation basis because of the superior performance of the game and/or the popularity of the brand, which generates higher wagering and net win to the casinos or gaming machine operators than the gaming machines we sell outright. Participation games include:

- Wide-area progressive ("WAP") participation games;
- Local-area progressive ("LAP") participation games; and
- Stand-alone participation games.

» Casino-owned daily fee games, where the casino or gaming machine operator purchases the base gaming machine and pays a lower daily lease fee for the top box and game;

» Gaming machines placed at casinos under operating lease arrangements;

» VLTs; and

» Revenues from licensing our game content and intellectual properties to third parties.

OUR FOCUS

We continue to operate in a challenging economic environment and the combination of economic uncertainty, lower demand for replacement products and reduced opportunities from new or expanded casinos has negatively impacted our industry. We expect to benefit from certain new and expansion projects currently in process, but the breadth and timing of such opportunities remains uncertain due to the difficult credit environment facing our customers and the risk of continued economic uncertainty. We believe that gaming operators' replacement buying demand will modestly improve in calendar 2011, just as we believe, in general, that casino capital budgets for replacing gaming machines improved modestly in calendar 2010 from calendar 2009.

As we navigate these macroeconomic challenges, we remain focused on five key strategic priorities: 1) grow our United States and Canadian market share by innovating differentiated products; 2) expand the breadth and profitability of our international business; 3) drive growth in our gaming operations business, while selectively investing our capital deployed in that business; 4) improve our gross margins and operating margins; and 5) increase our cash flow from operations.

1. *Strategic Priority:* Grow our United States and Canadian market share by innovating differentiated products.

   Fiscal 2010 Result: The United States and Canadian replacement cycle has been abnormally low for several years and the challenges facing our industry and the overall economy have continued, all of which have reduced overall industry demand. We believe capital budgets for replacing gaming machines improved modestly for calendar 2010 over calendar 2009; however, new casino openings and casino expansions declined over prior year levels. In this challenging environment, our year-over-year new unit shipment volume was down 3.7% from the prior year reflecting a decrease in U.S. and Canadian shipments. To further diversify our revenue streams, we directly entered the Class II and central determinant market in fiscal 2010 following expiration of our previous licensing agreements for those markets. Through an agreement with Bluberi Gaming Technologies Inc. ("Bluberi"), a Canadian-based technology firm, over time we expect to combine our existing library of for-sale games with Bluberi's proven system capabilities for the Class II and central determinant markets. We shipped our first gaming machines to a Class II market in the September 2009 quarter, and shipments grew throughout the remainder of fiscal 2010 as we received additional regulatory approvals, and we expect to increase shipments into these markets in fiscal 2011. We launched our new *Bluebird xD* gaming cabinet late in the June 2010 quarter and, given initial customer response, we expect strong demand for this new product in fiscal 2011. We are dependent, in part, on innovative new products, casino expansions and new market opportunities to generate growth. We have continued to invest in research and development activities to be able to offer creative and high earning products to our customers and in fiscal 2010, such expenses were $105.9 million or 13.8% of revenues, up $7.5 million, or 7.6%, compared to the prior year. Expansion and new market opportunities may come from political action as governments look to gaming to provide tax revenues in support of public programs and view gaming as a key driver for tourism. Based on publicly disclosed information, we believe our share of new units shipped among the four major companies serving the United States and Canadian gaming market increased to 29% in fiscal 2010 from 22% in fiscal 2009.

2. *Strategic Priority:* Expand the breadth and profitability of our international business.

   Fiscal 2010 Result: Shipments to international markets represented 35.4% of our total new unit shipments in fiscal 2010, compared with 36.6% for the prior year. During fiscal 2010, international new unit shipments decreased 8.8% from the prior year, as economic challenges are evident in several regions, principally in Western European and Latin American markets, as well as the impact on unit volume of the higher-priced *Bluebird2* units. In January 2010, we had a soft product launch of a new value-priced gaming cabinet called *Helios* that is targeted at select international markets where the economics of the facilities do not justify the premium priced points of the *Bluebird, Bluebird2* or Orion Gaming's *Twinstar* or *Twinstar2* gaming machines. We directly entered two new markets in fiscal 2010 that we had previously served through content licensing arrangements: New South Wales, Australia and Mexico. In the March 2010 quarter in New South Wales, Australia, we began shipping products as our distributor received regulatory approval for our *Bluebird2* gaming machine and the first three game themes. We have since received additional game theme approvals and due to the popularity and earnings performance of our products, shipments and revenues increased in the June quarter. We expect continued growth in fiscal 2011. We shipped our first direct shipment of gaming machines into Mexico in the June 2009 quarter and expanded shipments to this market in each quarter of fiscal 2010. We continue to make progress in preparing for the opening of the new VLT market in Italy. Although much effort is still needed before the first gaming machines are placed in Italy, we anticipate we will see the first shipments in mid-fiscal 2011. Also, we continue to achieve benefits from the opening of new international offices and the addition of new geographically dispersed sales account executives. We also launched the new *Bluebird xD* gaming cabinet in late June 2010, which will benefit our shipments into the international markets in fiscal 2011.

3. *Strategic Priority:* Drive growth in our gaming operations business, while selectively investing our capital deployed in that business.

   Fiscal 2010 Result: During the year ended June 30, 2010, our average installed base of participation gaming machines increased 6.5% over the prior year and, at June 30, 2010, our total installed participation footprint stood at 10,421 units compared to 10,350 units at June 30, 2009. Our focus in fiscal 2010 was to increase the percentage of the installed base that were WAP gaming machines as they generate the highest gross profit dollars. We were successful in this effort as WAP gaming machines grew from 24.4% of the installed base at June 30, 2009 to 33.6% of the installed base at June 30, 2010. The 987 unit increase in WAP footprint largely reflects the successful launch of new WAP games on our new participation product lines. The WAP gaming machines have a higher daily lease rate than the other participation gaming machines and the increase in the WAP percentage of the installed base was the primary driver of the 9.4% increase in the average daily lease rate to $76.53 in fiscal 2010. We implemented a shift in strategy in fiscal 2007 to focus on return on investment of our gaming operations assets, which includes limiting the number of gaming machines for a new theme at each casino and re-deploying gaming machines from casinos generating lower revenue per day to casinos generating higher revenue per day. By controlling the initial placement of participation products, we continued to reduce the capital invested in gaming operations compared to the prior year. A 9.4% improvement in the average daily revenue, coupled with the 6.5% improvement in the average installed base, produced a 16.6% year-over-year increase in participation revenue in our gaming operations business to $287.6 million, which attests to the continued strong play levels and player appeal of our participation products.

4. *Strategic Priority:* Improve our gross margins and operating margins.

   Fiscal 2010 Result: Our operating margin improved 260 basis points to 21.9% for the year ended June 30, 2010 from 19.3% for the prior year, even as research and development expenses increased year-over year by $7.5 million, or 7.6%. For the year ended June 30,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[continued]

2010, our overall gross margin improved by 50 basis points to 64.0% led by a 130 basis point increase to 52.8% in our product sales gross margin largely attributable to the solid sales of and margin achieved with our new, premium *Bluebird2* gaming platform partially offset by a decrease in our gaming operations margin to 80.8% as lower gross margin WAP gaming machines grew as a percentage of our installed base and as high-margin licensing revenues declined with the expiration of several agreements. We are still implementing our lean sigma and strategic sourcing initiatives, and we continue to realize positive results. We believe these initiatives will continue to drive margin improvement in future years. In the future, we expect to benefit from higher average selling prices and lease revenues coupled with an expanded volume of business that should result in greater volume discounts from our raw material suppliers and enable us to spread our manufacturing overhead costs over a larger number of units thereby reducing cost per unit. We also expect our gaming operations business will continue to expand with both the installed base and revenue per day increasing.

In addition, through disciplined cost management, we continue to expect to realize operating leverage from higher revenues as our total operating costs are not expected to grow at the same percentage as revenues. Our research and development spending decreased slightly to 13.8% as a percentage of revenues and includes the ongoing investment we are making to create intellectual property and advanced technologies that will power our innovative products in the future and support our existing product lines. We expect that these costs will increase as a percentage of revenue to around 15% in fiscal 2011. We believe our product development capabilities, combined with additional functionalities and enhanced features of our advanced technologies and gaming platforms, enable us to optimize the entertainment value of our products and improve our gross margins and operating margins. Our selling and administrative expenses decreased by 120 basis points as a percentage of revenues in fiscal 2010 and our depreciation expense decreased by 90 basis points as a percentage of revenue for fiscal 2010. We expect selling and administrative expenses to continue to decline as a percentage of revenues in fiscal 2011, but due to higher capital spending in our gaming operations business and the launch of both the networked gaming and online gaming business in fiscal 2011 that depreciation expense will increase as a percentage of revenues.

5. *Strategic Priority:* Increase our cash flow from operations.

   Fiscal 2010 Result: For the year ended June 30, 2010, net cash provided by operations was lower than the prior year reflecting a decrease of $48.9 million to $130.3 million, or 27.3%. The net cash provided by operations for the year ended June 30, 2010 reflects higher net income, deferred income tax expense and other non-cash items more than offset by a reduction in depreciation and amortization expense and changes in operating assets and liabilities. These operating asset and liability changes were impacted by a combination of our granting a greater amount of extended payment term financing options for select customers during these challenging economic times and a greater percentage of new units shipped in the last month of the year, coupled with an increase in inventory primarily due to an extended buy for a computer chip going end-of-life that is used in substantially all of our gaming machines, which was partially offset by better management of our accounts payables. In addition, in our cash flows from investing activities we made significant improvement in our management of the capital deployed in our gaming operations business. During fiscal 2010, the installed footprint of participation gaming machines increased 71 units or 0.7%, while our investment in gaming operations equipment totaled $43.5 million, compared to the $47.0 million invested in the prior year. As a result of the strong cash flow from operations, our total cash, cash equivalents and restricted cash as of June 30, 2010, rose 19.3% to $184.6 million from $154.7 million as of June 30, 2009.

The priorities for the utilization of our cash flow are to: continue to enhance stockholder value by emphasizing internal and external investments to create and license advanced technologies and intellectual property; seek acquisitions that can extend our presence and product lines, increase our intellectual property portfolio and expand our earnings potential; and, when appropriate, repurchase shares in the open market or in privately negotiated transactions. For the year ended June 30, 2010, our research and development spending increased $7.5 million over the prior year and we spent $56.8 million on property, plant and equipment, $43.5 million on additions to gaming operations equipment, $8.3 million to acquire or license intangible and other assets and we funded approximately $45.0 million of common stock repurchases.

Networked Gaming

We believe that networked gaming will be the next significant technology advancement in the gaming machine industry. Networked gaming refers to a networked gaming system that links groups of networked-enabled gaming machines to a server or servers in each casino's data center. Once the gaming machines are connected to the network, new applications, game functionality and system-wide features can be enabled on the gaming machines from the server. These networks will require regulatory approval in gaming jurisdictions prior to any implementation and will represent a significant addition to our existing portfolio of products. We have been introducing the foundational technologies and hardware for networked gaming to the market through our new participation product lines since the September 2006 quarter and we continued to implement this strategy in fiscal 2010 leading up to the full commercial launch of our *WAGE-NET®* networked gaming system expected later in calendar year 2010.

Our vision for networked gaming expands on the basic functionality of downloadable games, remote configuration of betting denominations and central determination of game outcomes and emphasizes enhanced game play and excitement for the player. In a networked environment, we believe game play will no longer be limited to an individual gaming machine; rather, we believe networked gaming will permit game play to be communal among many players. We also expect that with networked gaming machines we will be able to offer system-wide features and game functionality along with applications that add value to casino operators' operations. We will continue networked gaming development, working with our competitors and customers to ensure the future is powered by an open architecture approach where games, networks, servers and software from multiple suppliers are compatible with each other through the use of industry standard communication protocols.

Our path to the networked gaming marketplace takes elements of our technology road map and converts them into commercializable products in advance of the launch of the full functionality of networked gaming systems. Fiscal 2007 was highlighted by the successful launch of our *Community Gaming®* participation product line, made possible by using a server outside the gaming machine to drive the bonusing activity for an entire bank of gaming machines, thereby creating a true communal gaming experience. In fiscal 2007, we also commercialized the next step forward in computing power and capability with our *CPU-NXT2* operating system and platform, which is also the basis for our networked gaming-enabled *Bluebird2* gaming machines that we launched in the December 2008 quarter. *CPU-NXT2* also drives our *Transmissive Reels®* participation product line and real-time, 3D graphics and surround-sound capabilities for our Sensory Immersion participation product line. We combined an interactive see-through liquid crystal display ("LCD") with the traditional appeal of authentic mechanical spinning reels to make *Transmissive Reels* a potential fixture for mechanical reel gaming machines on the networked gaming slot floor. We launched *Adaptive Gaming®*, another key component to our networked gaming technology in July 2008. At the *G2E®* trade show in November 2008 and the IGE trade show in January 2009, we also demonstrated the inter-operability of our *WAGE-NET* system, *Bluebird2* gaming machines using the *CPU-NXT2* operating system and new games with other manufacturers' products and systems using industry standard communication protocols developed by the Gaming Standards Association ("GSA"): *G2S®* and *S2S®*.

In February 2008, we entered into a ten-year non-exclusive, royalty-bearing patent cross-license agreement with International Game Technology Inc. ("IGT"). This agreement provides for a cross license of intellectual property evidenced by certain patents owned by each of us relating to computing and networked gaming infrastructures. In May 2008, we received approval from Gaming Laboratories International, Inc. ("GLI") on the first-point release of our *WAGE-NET* networked gaming system, incorporating GSA communication standards and basic networked gaming functionality, which as part of a technical beta test was placed at a popular tribal casino. An updated version of *WAGE-NET* was further enhanced and is GSA compliant, demonstrating our total commitment to support open architecture and standards-based protocols that our casino customers want and should expect. This version is currently on a field trial at two casinos in Las Vegas and at a popular casino in Canada. We further refined *WAGE-NET* with additional features and functionality in the commercial launch point release of the software and this version has been submitted to the Nevada gaming regulators and GLI. We have continued to enhance our *WAGE-NET* capabilities and in May 2010 received approval from GLI of our first value-added application to run over WAGE-NET: *Ultra Hit Progressive®—Jackpot Explosion®*. This is the first in a series of networked gaming applications that leverage WMS' unique portal technology. *Jackpot Explosion* is the first theme within the *Ultra Hit Progressive* networked gaming application family. Before the commercial launch of this version of *WAGE-NET* and *Jackpot Explosion*, we are conducting self-imposed beta tests in nine casinos beginning summer 2010 and expect the commercial product launch to occur in the December 2010 quarter.

OTHER KEY FISCAL 2010 ACTIVITIES

Common Stock Repurchase Program

See Note 10. "Stockholders' Equity—Common Stock Repurchase Program" and Note 18. "Subsequent Events" to our Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. Accordingly, we are required to make estimates incorporating judgments and assumptions we believe are reasonable based on our experience, contract terms, trends in our company and the industry as a whole, as well as information available from other outside sources. Our estimates affect amounts recorded in our Consolidated Financial Statements and actual results may differ from initial estimates. Our accounting policies, including those involving critical accounting estimates, are more fully described in Note 2. "Principal Accounting Policies" in our Consolidated Financial Statements.

We consider the following accounting estimates to be the most critical to fully understand and evaluate our reported financial results. They require us to make subjective or complex judgments about matters that are inherently uncertain or variable. Senior management discussed the development, selection and disclosure of the following accounting estimates, considered most sensitive to changes from external factors, with the Audit and Ethics Committee of our Board of Directors.

Revenue Recognition

We evaluate the recognition of revenue based on the criteria set forth in the following accounting guidance: Financial Accounting Standards Board ("FASB") Topic 605, "Revenue Recognition" ("Topic 605"), or FASB Topic 985, "Software" ("Topic 985").

Recent Updates to Topics 605 and 985

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, *"Multiple-Deliverable Revenue Arrangements"* ("ASU No. 2009-13") and ASU No. 2009-14 *"Certain Revenue Arrangements That Include Software Elements"* ("ASU No. 2009-14"). As permitted under these ASU's, we early adopted both of these ASU's on a prospective basis effective July 1, 2009, the beginning of our 2010 fiscal year. Accordingly, this guidance is being applied to all new or materially modified revenue arrangements entered into since July 1, 2009. While the adoption of these two ASU's changed our revenue recognition policies beginning in fiscal 2010, the impact on our Consolidated Financial Statements was not significant to either the year ended June 30, 2010 or, had these ASU's been applied retroactively, to the fiscal years ended June 30, 2009 or 2008, as we had vendor specific objective evidence ("VSOE") for all elements of our multiple deliverable arrangements and we had not deferred any hardware revenues because an entire customer arrangement had been accounted for as software. These new revenue recognition standards will have more impact on our revenue recognition when we launch our networked gaming system and related software applications in fiscal 2011.

ASU No. 2009-13 replaces and significantly changes the existing separation criteria for multiple-deliverable revenue arrangements, by eliminating the criteria for objective and reliable evidence of fair value for each deliverable. ASU No 2009-13 also eliminates the use of the residual method of allocation of consideration among deliverables and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price (the "relative selling price method"). When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on VSOE, then third-party evidence ("TPE") and finally management's estimate of the selling price ("ESP"). In fiscal 2010, we used VSOE to value all elements in our multiple deliverable arrangements and did not use either TPE or ESP.

Prior to July 1, 2009, when multiple product deliverables were included under a sales arrangement, we allocated revenue to each unit of accounting based upon its respective fair value against the total contract value and deferred revenue recognition on those deliverables where we did not meet all of the requirements of revenue recognition. We allocated revenue to each unit of accounting, which typically consisted of gaming machines and additional game themes the customer can receive in the future, based on fair value as determined by VSOE. VSOE of fair value for all elements of a multiple deliverable arrangement is based upon the normal pricing and discounting practices for those products and services when sold individually.

ASU No 2009-14 amends the scope of software revenue recognition to exclude all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. As a result, certain products that were previously accounted for under the scope of software revenue recognition guidance in Topic 985 will no longer be accounted for as software. Prior to July 1, 2009, we had determined sales of certain of our products, specifically *Bluebird2* gaming machines and revenues generated from the sales of gaming related systems by our subsidiary Systems in Progress GmbH ("SiP") included software that was "more than incidental" to the product as a whole and accordingly were accounted for under the scope of software revenue recognition guidance in Topic 985. Effective July 1, 2009, with the adoption of ASU No. 2009-14, we no longer apply software revenue recognition guidance from Topic 985 to our *Bluebird2* gaming machine sales as the software and non-software components of the *Bluebird2* gaming machine function together to deliver the product's essential functionality.

Effective July 1, 2009, Topic 985 primarily affects our SiP revenues and will impact future networked gaming revenues because SiP and future networked gaming revenues are derived from computer software applications and systems to be sold or leased. As we begin to commercialize networked gaming software applications through multiple deliverable arrangements in fiscal 2011, the application of Topic 985 will require us to obtain VSOE for undelivered networked gaming software applications in a multiple deliverable arrangement before revenue can be recognized on the subsequent delivery of a software application that is part of the multiple deliverable arrangement. This may delay the recognition of revenue and increase deferred revenues and deferred costs. Networked gaming refers to a networked gaming system that links groups of networked-enabled gaming machines to a server in the casino data center.

The application of this policy affects that amount of our revenues, accounts receivable and deferred revenues. Other than the adoption of ASU No. 2009-13 and ASU No. 2009-14, in fiscal 2010, 2009 and 2008, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term. See Note 2. "Principal Accounting Policies" to our Consolidated Financial Statements.

Allowances for Slow-Moving and Obsolete Inventories

We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our Consolidated Financial Statements. Demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

An active market exists mostly outside of North America for used gaming machines. When we receive a gaming machine on trade-in, we estimate a carrying value for the gaming machine. The value is based upon an estimate of the condition of the gaming machine, as well as our experience in selling used gaming machines and could change due to changes in demand in general for used gaming machines. We sell these trade-ins as-is or renovate the gaming machines before resale. We also sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. Therefore, we review our used gaming machine inventory for impairment on a quarterly basis. Actual demand for new and used gaming machines may differ from anticipated demand, and such differences may have a material effect on our Consolidated Financial Statements.

We sold nearly 8,500 and over 4,900 used gaming machines in fiscal 2010 and 2009, respectively. At June 30, 2010 and 2009, our inventories included 39 and 1,303 legacy gaming machines, respectively, and $0.6 million and $1.0 million of total legacy inventory, respectively.

During fiscal 2010, 2009 and 2008, we recorded provisions for inventory write-downs of $3.8 million, $13.3 million and $10.1 million, respectively. Fiscal 2008 and 2009 reflect higher write-downs as we prepared for the transition of our customer base from *Bluebird* to *Bluebird2* gaming machines.

The application of this policy affects the amount of our inventory and cost of product sales. In fiscal 2010, 2009 and 2008, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Participation Gaming Machine Depreciation and Net Realizable Value

We depreciate the *Bluebird* and *Bluebird2*-branded participation gaming machines over a three-year useful life to residual value, while we depreciate the top boxes over a one-year useful life. A material adverse impact could occur if the actual useful life of the participation gaming machines or top boxes is less than what was used in estimating depreciation expense, or if actual residual value is less than the anticipated residual value. At June 30, 2010 and 2009, we had $64.7 million and $68.0 million net book value of gaming operations equipment recorded in our Consolidated Balance Sheet. On a quarterly basis, we assess the carrying value of our gaming operations equipment and adjust the carrying value to net realizable value as appropriate based on expected future usage.

The application of this policy affects the level of our gaming operations equipment, accumulated depreciation on gaming operations equipment, cost of gaming operations, depreciation expense, income tax expense and deferred income tax assets and liabilities. In fiscal 2010, 2009 and 2008, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term. See Note 5. "Gaming Operations Equipment and Property, Plant and Equipment" to our Consolidated Financial Statements.

Intellectual Property and Licensed Technology Valuations

We license intellectual property and technologies from third parties that we use in our games and gaming machines. At June 30, 2010 and 2009, we had $68.2 million and $68.6 million capitalized on our Consolidated Balance Sheets for such costs, along with commitments not on our Consolidated Balance Sheets for an additional $97.6 million at June 30, 2010. As part of our contracts with the licensors, we typically provide a minimum guaranteed commitment and prepay royalties and license fees, usually at the time the contract is signed, even though the product may not be introduced until months or years later. We capitalize the royalty and license fee advances as intangible assets.

When products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases, the amortization of the advances is included in cost of product sales if related to product sale revenues or cost of gaming operations if related to gaming operations revenues. We regularly evaluate the estimated future benefit of royalty and license fee advances, as well as minimum commitments not yet paid, to determine amounts unlikely to be realized from forecasted product sales revenues or gaming operations revenues. If actual or revised revenue forecasts fall below the initial estimate, then we may need to revise the remaining useful life and/or record an impairment charge to write down the asset to net realizable value as we did in fiscal 2008 when we recorded a $3.7 million pre-tax write-down to net realizable value for a licensed technology.

See Note 6. "Intangible Assets" and Note 12. "Commitments, Contingencies and Indemnifications," to our Consolidated Financial Statements for further information. The application of this policy affects the level of our current assets, non-current assets, current liabilities, cost of product sales, cost of gaming operations, research and development expense and selling and general expense. Other than the fiscal year 2008 pre-tax write-down of $3.7 million to net realizable value for a licensed technology, in fiscal 2010, 2009 and 2008, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Income Tax Accounting

We conduct business globally and are subject to income taxes in U.S. Federal, state, local and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain income tax positions and income tax payment timing.

We record deferred income tax assets and liabilities based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying U.S., state and applicable foreign jurisdiction enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The ability to realize the deferred income tax assets is evaluated through the forecasting of taxable income, in each jurisdiction, using historical and projected future operating results, the reversal of existing temporary differences and the availability of tax planning strategies.

We apply an estimated annual effective income tax rate to our quarterly operating results to calculate the provision for income tax expense. In the event there is a significant, unusual or infrequent item recognized in our quarterly operating results, the income tax attributable to that item is recorded in the interim period in which it occurs. We modify our annual effective income tax rate if facts and circumstances change between quarters. Our effective income tax rates for fiscal 2010, 2009 and 2008 were 33.8%, 34.3% and 36.1%, respectively.

No taxes have been provided on certain undistributed foreign earnings that are planned to be indefinitely reinvested. If future events, including material changes in estimates of cash, working capital and long-term investment requirements necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect our future effective income tax rate.

As a matter of course, we are regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in our owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under applicable tax law, we believe certain positions are likely to be challenged and we may not succeed in realizing the income tax benefit. We evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determinations of prior-year income tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in our Consolidated Balance Sheets and historical income tax provisions in our Consolidated Statements of Income. The outcome of these final determinations could have a material effect on our income tax provision, net income or cash flows in the period in which that determination is made. We believe our income tax positions comply with applicable tax law and that we have adequately provided for any known income tax contingencies.

We apply FASB Topic 740 *"Accounting for Uncertainty in Income Taxes"* ("Topic 740") to our uncertain tax positions. Under Topic 740, the benefits of income tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For income tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements.

At this time we believe appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years. We are no

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[continued]

longer subject to any significant U.S. Federal tax examinations by tax authorities for years before fiscal 2008, or state, local or foreign income tax examinations by tax authorities for years before fiscal 2004.

The application of this policy affects the level of our income tax expense, current income tax receivables and liabilities, and current and non-current deferred income tax assets and liabilities. In the March 2010 quarter, we had several discrete income tax items that netted out to a lower effective income tax rate which increased diluted earnings per share by $0.06; primarily the completion of Federal income tax return audits by the Internal Revenue Service for fiscal 2004 through fiscal 2007 that resulted in a reduction of our liability for uncertain tax positions by $4.6 million, or a $0.07 per diluted share benefit, partially offset by the expiration of the R&D tax credit legislation effective as of December 31, 2009 which had the impact of reducing our earnings per diluted share by $0.01. Other than the $4.6 million reduction in the liability for uncertain tax positions as a result of the completion of the audit of our Federal income tax returns through fiscal 2007, in fiscal 2010, 2009 and 2008, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term. See Note 8. "Income Taxes" to our Consolidated Financial Statements.

Share-Based Compensation Expense

We account for share-based compensation in accordance with the provisions of FASB Topic 718, *"Share-Based Payment"* ("Topic 718"). Pre-tax share-based compensation expense was $20.3 million, $18.0 million, and $15.2 million for fiscal 2010, 2009 and 2008, respectively. In fiscal 2010, we recorded a provision for equity-base performance units outstanding of $4.0 million that relate to the thirty-six month periods ended June 30, 2010, 2011 and 2012, based on the current assessment of achievement of the performance goals. In fiscal 2009, we recorded a provision for equity-base performance units outstanding of $3.4 million that relate to the thirty-six month periods ended June 30, 2009, 2010 and 2011, based on the current assessment of achievement of the performance goals. In fiscal 2008, we recorded a provision for equity-base performance units outstanding of $2.7 million that relate to the thirty-six month periods ended June 30, 2009 and 2010, based on the current assessment of achievement of the performance goals. Additional charges will be recorded in future periods depending on the assessment of achievement of the performance goals.

Under the fair value recognition provisions of Topic 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of share-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life. If actual results differ significantly from these estimates, share-based compensation expense in our Consolidated Income Statements could be materially impacted. See Note 2. "Principal Accounting Policies" to our Consolidated Financial Statements.

The application of this policy affects the level of our cost of product sales, cost of gaming operations, research and development expenses, selling and administrative expenses, additional paid-in capital and income tax expense. During fiscal 2010, 2009 and 2008, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 2. "Principal Accounting Policies—Recently Issued Accounting Standards" to our Consolidated Financial Statements.

RESULTS OF OPERATIONS

Seasonality

Sales of our gaming machines to casinos are generally strongest in the spring and slowest in the summer months, while gaming operations revenues are generally strongest in the spring and summer. Typically our total revenues are lowest in the September quarter and build in each subsequent quarter with the June quarter generating our highest total quarterly revenues. In addition, quarterly revenues and net income may increase when we receive a larger number of approvals for new games from regulators than in other quarters, when a game or platform that achieves significant player appeal is introduced, if a significant number of new casinos open or existing casinos expand or if gaming is permitted in a significant new jurisdiction.

Impact of Inflation

During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will depend on the prevailing competitive environment and the acceptance of our products in the marketplace.

Fiscal Year Ended June 30, 2010 Compared to Fiscal Year Ended June 30, 2009

Below are our Revenues, Gross Margins and Key Performance Indicators. This information should be read in conjunction with our Consolidated Statements of Income (in millions, except unit, per unit and per day data):

	Year Ended June 30,		Increase	Percent Increase
	2010	2009	(Decrease)	(Decrease)
Product Sales Revenues				
New unit sales revenues	$ 387.6	$ 375.1	$ 12.5	3.3%
Other product sales revenues	73.3	63.4	9.9	15.6
Total product sales revenues	$ 460.9	$ 438.5	$22.4	5.1
New units sold	24,944	26,406	(1,462)	(5.5)
Average sales price per new unit	$15,540	$14,203	$ 1,337	9.4
Gross profit on product sales revenues[1]	$ 243.5	$ 225.7	$ 17.8	7.9
Gross margin on product sales revenues[1]	52.8%	51.5%	130 bp	2.5
Gaming Operations Revenues				
Participation revenues	$ 287.6	$ 246.7	$ 40.9	16.6
Other gaming operations revenues	16.6	21.2	(4.6)	(21.7)
Total gaming operations revenues	$ 304.2	$ 267.9	$ 36.3	13.5
WAP gaming machine units at year end	3,510	2,523	987	39.1
LAP gaming machine units at year end	2,330	2,386	(56)	(2.3)
Stand-alone gaming machine units at year end	4,581	5,441	(860)	(15.8)
Total installed participation base units at year end	10,421	10,350	71	0.7
Average participation installed base units	10,298	9,666	632	6.5
Average revenue per day per participation machine unit	$ 76.53	$ 69.93	$ 6.60	9.4
Installed casino-owned daily fee game units at year end	416	507	(91)	(17.9)
Average casino-owned daily fee game units installed base	430	763	(333)	(43.6)
Gross profit on gaming operations revenues[1]	$ 245.9	$ 223.2	$ 22.7	10.2
Gross margin on gaming operations revenues[1]	80.8%	83.3%	(250) bp	(3.0)
Total revenues	$ 765.1	$ 706.4	$ 58.7	8.3
Total gross profit[1]	$ 489.4	$ 448.9	$ 40.5	9.0
Total gross margin[1]	64.0%	63.5%	50 bp	0.8
Total operating income	$ 167.9	$ 136.6	$ 31.3	22.9
Total operating margin	21.9%	19.3%	260 bp	13.5

bp basis points

(1) As used herein, gross profit and gross margin exclude depreciation and distribution expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[continued]

Revenues and Gross Profit

Total revenues for fiscal 2010 increased 8.3% or $58.7 million, over fiscal 2009, reflecting:

- » A $12.5 million, or 3.3%, increase in new unit sales revenue as a result of:
  - A 9.4% increase in the average selling price of new gaming machines to $15,540, principally reflecting the greater sales mix of premium-priced products, which included the sale of approximately 20,700 *Bluebird2* gaming machines, representing 82.9% of our total new unit sales compared to 9,229 *Bluebird2* gaming machines sold or 35.0% of new units sold in the prior year.
  - A 1,462 unit, or 5.5%, decrease in new units sold as:
    - New units sold in the United States and Canada totaled 16,118 units, a decrease of 3.7%, due to lower industry demand resulting from the slow economy and our customers' lower capital budgets in calendar 2009 with only a modest increase in capital budgets in calendar 2010;
    - International new units sold decreased 8.8% from the prior year to 8,826 units, reflecting economic challenges and tightening credit markets across international regions, especially the European and Latin American markets; and
    - Sales of mechanical reel products totaled 7,348 units, or approximately 29.5% of total new units sold, compared to 24.1% of units sold in the prior year. We believe our customers reduced their capital spending on this product line in the first half of fiscal 2009 in advance of our launch of the new *Bluebird2* mechanical reel gaming machine with *Transmissive Reel* technology late in the March 2009 quarter.
- » A $9.9 million, or 15.6%, increase in other product sales revenues reflecting higher sales of conversion kits, lower-margin used gaming machines, parts sales, SiP and other revenues, partially offset by a decrease in AWP revenues as:
  - We earned revenue on sales of approximately 10,100 game conversion kits in fiscal 2010, which were up 7.9% compared to the conversion kit sales in the prior year, while the average selling price achieved was lower than in fiscal 2009; and
  - We sold approximately 8,500 used gaming machines during fiscal 2010, compared to approximately 4,900 used gaming machines in the prior year.
- » A $40.9 million, or 16.6%, growth in participation revenues due primarily to:
  - A 6.5% increase, or 632 units, in the average installed base of participation gaming machines in fiscal 2010 driven by the growth in our WAP gaming machines. The WAP units in the installed base at June 30, 2010 were 39.1% or 987 units higher than at June 30, 2009, reflecting our focus in fiscal 2010 on increasing the percentage of WAP units in the installed base. The WAP installed base accounted for 33.7% and 24.4% of the installed base at June 2010 and 2009, respectively. We were able to increase the WAP installed base due to the continued strong earnings performance of our Sensory Immersion and *Transmissive Reels* participation product lines. The stand-alone installed base decreased by 860 units primarily due to certain game series coming to the end of their life cycle. The LAP units in the installed base at June 30, 2010 were relatively flat compared with the prior year at 2,330 units. Our controlled roll-out strategy for new participation games has led to the desired result of a higher level of incremental footprint.
  - Overall average revenue per day increased by $6.60, or 9.4%, principally reflecting the mix shift in the installed base to a higher percentage of WAP units which have a higher revenue per day than LAP and stand-alone games, coupled with our active program to relocate low-performing participation gaming machines to casinos where we expect higher performance, partially offset by lower levels of casino play due to a continuing challenging economy.

» A $4.6 million, or 21.7%, decrease in other gaming operations revenues during fiscal 2010 as we experienced lower royalty revenues as a result of game content license agreements to third parties for certain markets reaching the end of the license term. The reduction in royalty revenues resulting from these expired license agreements was not material to our Consolidated Financial Statements. Although we expect that future royalty revenues will be lower as a result of these expirations, we also expect our product sales and gaming operations revenue to increase and, over time, expect those revenues to exceed the previously recorded levels of royalty revenue due to our direct entry into markets such as Class II, Mexico and Australia.

Total gross profit, as used herein excluding depreciation and distribution expense, increased 9.0%, or $40.5 million, to $489.4 million for fiscal 2010 from $448.9 million for the prior year. Our gross margins may not be comparable to those of other entities as we include the costs of distribution, which amounted to $23.9 million and $21.4 million in fiscal 2010 and 2009, respectively, in selling and administrative expenses. This improvement reflects:

» Gross margin on product sales revenues was 52.8% for fiscal 2010, compared to 51.5% for the prior year. Gross margin for fiscal 2010 reflects continued operating improvements, primarily resulting from our lean sigma and strategic sourcing initiatives, coupled with a higher average selling price due to greater sales of premium gaming machines, including our new *Bluebird2* platform and $9.5 million in lower excess and obsolete inventory charges, partially offset by a lower volume of business and a higher amount of lower margin used game sales and parts sales. We incurred higher excess and obsolete inventory charges in the prior year as we prepared for customers transitioning to our new *Bluebird2* gaming cabinet.

» Gross margin on gaming operations revenues was 80.8% for fiscal 2010, compared to 83.3% from the prior year, reflecting the impact of higher mix of lower margin WAP units and less favorable WAP jackpot expense experience. Gaming operations gross margin was also negatively impacted during fiscal 2010 by 0.3% from lower royalty revenues as a result of license agreements for certain markets reaching the end of the license term and our election not to renew such agreements so we can directly enter these markets.

We expect to generate continued revenue growth in fiscal 2011 and fiscal 2012 as we increase our global market share due to the popularity of our products, new product launches, expanded market distribution opportunities, increases to our average selling price with our premium *Bluebird2* and new *Bluebird xD* gaming machines, new revenue streams for networked gaming application revenues and online gaming revenues and as we continue to grow our participation installed base and average revenues per day through the introduction of new and innovative participation games and product lines. We expect royalty revenues to decline in fiscal 2011 and 2012 from fiscal 2010 levels as several of our content licensing agreements terminated prior to or during fiscal 2010 or were in an agreed upon sell-off period. We expect continued improvements in our product sales gross margin resulting from the ongoing implementation of process improvements throughout the entire organization with the utilization of lean sigma tools to improve quality and eliminate waste, results from our strategic sourcing initiatives and the benefits from higher unit volumes and ongoing efforts to level the production schedule throughout each quarter.

Operating Expenses

Operating expenses were as follows (in millions of dollars):

	Year Ended June 30,					
	2010		2009		Increase/(Decrease)	
	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$105.9	13.8%	$ 98.4	13.9%	$ 7.5	7.6%
Selling and administrative	148.4	19.4	145.5	20.6	2.9	2.0
Depreciation	67.2	8.8	68.4	9.7	(1.2)	(1.8)
Total operating expenses	$321.5	42.0%	$312.3	44.2%	$ 9.2	2.9%

Research and development expenses increased 7.6% or $7.5 million to $105.9 million in fiscal 2010, compared to $98.4 million in the prior year and represented 13.8% of fiscal 2010 revenues, which was virtually flat to the prior year. The increased spending on research and development for fiscal 2010 included:

- » Our planned expanded product development initiatives for the continued creation of intellectual property and the ongoing expansion of our product portfolio;
- » Higher costs to accelerate new systems and enterprise-wide system applications for our *Casino Evolved* suite of innovative, high-value products in preparation for the launch later in calendar 2010 of networked gaming systems and online gaming in the United Kingdom;
- » Increased payroll-related costs associated with headcount increases to accomplish the initiatives stated above and higher performance-based incentive costs associated with improved operating performance; partially offset by our efforts to contain costs.

During fiscal 2010, we introduced 59 new WMS-branded games for sale and 29 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2009 of 61 new WMS-branded games for sale and 26 new participation and casino-owned daily fee games.

We expect that research and development expenses will increase as a percentage of revenues to around 15% in fiscal 2011 and 2012 as we accelerate our spending on projects to ensure we stay at the forefront of innovation and creativity in our industry.

Selling and administrative expenses increased 2.0%, or $2.9 million, to $148.4 million in fiscal 2010 compared to $145.5 million in the prior year. Selling and administrative expenses as a percentage of revenues decreased 120 basis points in fiscal 2010. The year-over-year change includes:

- » Increased payroll-related costs primarily related to headcount increases to support international expansion and overall growth in our business, and higher performance based incentive costs associated with improved operating performance; partially offset by
- » A reduction in legal expense in fiscal 2010 as the litigation cost for insurance claims related to Hurricane Katrina was substantially lower; and
- » A reduction in bad debt expense to $3.1 million in fiscal 2010 from $7.1 million in the prior year. The expense in fiscal 2009 was higher due to the impact of the economic turndown, which resulted in an increase in customer bankruptcy filings during that period.

Depreciation expense declined by $1.2 million to $67.2 million in fiscal 2010 compared to $68.4 million in the prior year. This reflects improved capital efficiencies achieved in the gaming operations business resulting from the ongoing disciplined rollout of new participation games resulting in lower capital spending and increased longevity of the participation games, coupled with a greater number of participation gaming machines having been depreciated to their salvage value.

Operating Income and Operating Margin

Our operating income increased by $31.3 million or 22.9% in fiscal 2010 on an 8.3% increase in total revenues. Our fiscal 2010 operating margin of 21.9% represented a 260 basis point increase over the 19.3% operating margin achieved in the prior year. This improvement was achieved by the improvements in product sales gross margin and gaming operations gross profit, coupled with higher-margin gaming operations accounting for 39.8% of total revenues in fiscal 2010 compared to 37.9% in the prior year, partially offset by operating expenses increasing by 2.9%.

For fiscal 2011 and 2012, we expect to continue to achieve improvements in our operating margin as anticipated improvements in revenue and gross profits will be paired with expectations that selling and administrative expenses will be a slightly lower percentage of overall revenues than in fiscal 2010, partially offset by both research and development expenses and depreciation expense increasing modestly as a percentage of revenues.

Interest Expense

We incurred interest expense of $3.2 million for fiscal 2010 compared to $4.0 million for the prior year. The 2010 period includes approximately $0.9 million of expenses related to inducement costs related to the early conversion by Note holders of all $115 million of issued Notes into common stock. In fiscal 2009, we also incurred interest and fees on borrowings under our revolving credit facility but we did not borrow any monies under the facility in fiscal 2010. Fiscal 2010 results include higher amortization of debt issuance costs than fiscal 2009 results as a consequence of the amendment and restatement of our revolving credit agreement effective September 2009.

Interest and Other Income and Expenses, Net

Interest income and other income and expense, net decreased by $2.0 million to $5.8 million in fiscal 2010 compared to $7.8 million for the prior year, primarily due to a pre-tax gain of $5.0 million from a cash settlement of trademark litigation in the fiscal 2009 period, partially offset by interest income rising from a greater amount of extended payment term financings than in fiscal 2009.

Income Taxes

The effective income tax rate was 33.8% in fiscal 2010 compared to 34.3% in fiscal 2009. The fiscal 2010 effective tax rate reflects:

» The favorable impact of the completion by the Internal Revenue Service ("IRS") of income tax audits for fiscal years 2004 through 2007 resulting in a reduction of our liability for uncertain tax positions by $4.6 million or $0.07 per diluted share; and

» Increased impact of permanent tax items in fiscal 2010; partially offset by the

» Increased income over fiscal 2009; and

» Impact of the expiration of the Federal research and development tax credit as of December 31, 2009, which increased our provision for income taxes by $0.01 per diluted share.

The fiscal 2009 effective income tax rate reflects:

» Higher domestic manufacturing deduction; and

» Reinstatement of the research and development tax credit in October 2008, retroactive to the beginning of the calendar year 2008. The effective tax rate includes the credit earned from January 1, 2008 through June 30, 2008, which aggregated $0.02 per diluted share, in addition to the tax credit earned during fiscal 2009.

In early October 2008, the Federal research and development tax credit was reinstated retroactive to the beginning of calendar year 2008 and continued through calendar year 2009. As the research and development tax credit legislation expired December 31, 2009, we expect our effective income tax rate for fiscal 2011 and 2012 to be approximately 36% to 37% assuming governments do not change statutory tax rates for those periods or reinstitute the Federal research and development tax credit.

Earnings Per Share

Diluted earnings per share increased 18.2% on an 8.3% increase in revenues to $1.88 for year ended June 2010 from $1.59 for prior year. The increase in earnings per share is attributable to increased net income for the year partially offset by additional diluted common stock and common stock equivalents.

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

Below are our Revenues, Gross Margins and Key Performance Indicators. This information should be read in conjunction with our Consolidated Statements of Income (in millions, except unit, per unit and per day data):

	Year Ended June 30,		Increase	Percent Increase
	2009	2008	(Decrease)	(Decrease)
Product Sales Revenues				
New unit sales revenues	$ 375.1	$ 358.0	$ 17.1	4.8%
Other product sales revenues	63.4	63.2	0.2	0.3
Total product sales revenues	$ 438.5	$ 421.2	$17.3	4.1
New units sold	26,406	27,931	(1,525)	(5.5)
Average sales price per new unit	$14,203	$12,817	$ 1,386	10.8
Gross profit on product sales revenues(1)	$ 225.7	$ 203.9	$ 21.8	10.7
Gross margin on product sales revenues(1)	51.5%	48.4%	310 bp	6.4
Gaming Operations Revenues				
Participation revenues	$ 246.7	$ 203.4	$ 43.3	21.3
Other gaming operations revenues	21.2	25.5	(4.3)	(16.9)
Total gaming operations revenues	$ 267.9	$ 228.9	$ 39.0	17.0
WAP gaming machine units at year end	2,523	1,820	703	38.6
LAP gaming machine units at year end	2,386	2,134	252	11.8
Stand-alone gaming machine units at year end	5,441	5,367	74	1.4
Total installed participation base units at year end	10,350	9,321	1,029	11.0
Average participation installed base units	9,666	8,771	895	10.2
Average revenue per day per participation machine unit	$ 69.93	$ 63.34	$ 6.59	10.4
Installed casino-owned daily fee game units at year end	507	819	(312)	(38.1)
Average casino-owned daily fee game units installed base	763	776	(13)	(1.7)
Gross profit on gaming operations revenues(1)	$ 223.2	$ 182.3	$ 40.9	22.4
Gross margin on gaming operations revenues(1)	83.3%	79.6%	370 bp	4.6
Total revenues	$ 706.4	$ 650.1	$ 56.3	8.7
Total gross profit(1)	$ 448.9	$ 386.2	$ 62.7	16.2
Total gross margin(1)	63.5%	59.4%	410 bp	6.9
Total operating income	$ 136.6	$ 104.4	$ 32.2	30.8
Total operating margin	19.3%	16.1%	320 bp	19.9

bp basis points

(1) As used herein, gross profit and gross margin exclude depreciation and distribution expense.

Revenues and Gross Profit

Total revenues for fiscal 2009 increased 8.7%, or $56.3 million, over the fiscal 2008, reflecting:

» A $17.1 million, or 4.8%, increase in new unit sales revenue as a result of:

- A 10.8% increase in the average selling price of new gaming machines to $14,203, principally reflecting the greater sales mix of premium-priced products, which included the sale of more than 9,200 *Bluebird2* gaming machines, representing approximately 35.0% of our total new unit sales.
- Partially offset by a 1,525 unit, or 5.5%, decrease in new units sold as:
  - New units sold in the United States and Canada totaled 16,732 units, a decrease of 7.6%, due to lower industry demand resulting from the slowing economy and tightening in the credit markets. Fiscal 2008 included the impact of the sale of more than 1,000 units to Native American casinos in California following the passage of a voter referendum.
  - International new units sold decreased 1.4% from the prior year to 9,674 units, reflecting economic challenges and tightening credit markets across some of the international regions, principally the Western European markets.
  - Sales of mechanical reel products totaled 6,360 units, or approximately 24.1% of total new units sold compared to 29.9% of units sold in the prior year. We believe our customers reduced their capital spending on this product line in the first half of fiscal 2009 in advance of our launch of the new *Bluebird2* mechanical reel gaming machine with *Transmissive Reel* technology late in March 2009 quarter; and
  - We launched our new networked-enabled *Bluebird2* video gaming machines in the December 2008 quarter, followed by the 5-reel mechanical *Bluebird2* in the March 2009 quarter and the 3-reel mechanical and slant version of the *Bluebird2* in the June 2009 quarter. We had expected that *Bluebird2* gaming machines would have accounted for 15.0% to 20.0% of our total unit sales in fiscal 2009; however, due to the higher earnings performance experienced by our customers for these products, they accounted for 35.0% of our annual new unit shipments. With a list price 20.0% higher than our *Bluebird* gaming machines and our customers fixed capital budgets, some customers were not able to afford to buy as many *Bluebird2* gaming machines as if they had purchased our *Bluebird* gaming machines, and we believe this also had a negative impact on the number of new unit sales in fiscal 2009.

» A $0.2 million, or 0.3%, increase in other product sales revenues, reflecting higher sales of lower-margin used gaming machines and parts, partially offset by a slight decrease in game conversion revenues as:

- We sold over 4,900 used gaming machines during the fiscal 2009, compared to over 4,500 used gaming machines in the prior year; and
- We earned revenue on more than 9,300 game conversion kits in fiscal 2009, compared to 9,000 game conversion kits in the prior year; however, conversion revenues decreased slightly in fiscal 2009 as the average selling price achieved was modestly lower than in fiscal 2008.

» A $43.3 million, or 21.3%, growth in participation revenues due primarily to:

- A 10.2% increase, or 895 units, in the average installed base of participation gaming machines in fiscal 2009 driven by the growth in our stand-alone, WAP and LAP gaming machines. Our controlled roll-out strategy for new games has led to the desired result of a higher level of incremental footprint for our products. The stand-alone installed base increased by 74 units primarily due to growth in our *Community Gaming* product line series throughout the last twelve months and the launch in the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[continued]

September 2008 quarter of our fourth new participation product line, *Adaptive Gaming.* The LAP units in the installed base as of June 30, 2009 increased by 252 units compared to the prior year due to new game series launched during fiscal 2009. The WAP units in the installed base at June 30, 2009 were 38.6% or 703 units higher than at June 30, 2008, reflecting continued strong performance of our Sensory Immersion and *Transmissive Reels* product lines and our latest WAP game, *Reel 'Em In® Compete to Win®*. The WAP installed base accounted for 24.4% and 19.5% of the installed base at June 30, 2009 and 2008, respectively; and

- Overall average revenue per day increased by $6.59, or 10.4%, principally reflecting favorable player response to the new games for our four innovative participation product lines and our active program to relocate low-performing participation gaming machines to casinos where we expect higher performance.

» A $4.3 million, or 16.9%, decrease in other gaming operations revenues during fiscal 2009 as we experienced lower royalty revenues as a result of game content license agreements to third parties for certain markets reaching the end of the license term and we elected to not renew such agreements. We expect to directly enter these markets and sell our gaming machines and game content directly rather than through licenses, such as Class II gaming machines and the Mexican and Australian markets. The reduction in royalty revenues resulting from these expired license agreements was not material to our Consolidated Financial Statements.

Total gross profit, as used herein excluding depreciation and distribution expense, increased 16.2%, or $62.7 million, to $448.9 million for the year ended June 2009 from $386.2 million for the prior year. Our gross margins may not be comparable to those of other entities as we include the costs of distribution, which amounted to $21.4 million and $20.4 million in fiscal 2009 and 2008, respectively, in selling and administrative expenses. This improvement reflects:

» Gross margin on product sales revenues was 51.5% for fiscal 2009, compared to 48.4% for the prior year. Gross margin for fiscal 2009 reflects continued operating improvements, primarily resulting from our lean sigma and strategic sourcing initiatives, coupled with a higher average selling price due to greater sales of premium gaming machines, including our new *Bluebird2* platform and partially offset by a lower volume of business and $3.2 million in higher excess and obsolete inventory charges as we transition to the new *Bluebird2* gaming machine. We launched the *Bluebird2* gaming machine in the December 2008 quarter and met our goal of achieving a similar gross margin for this new product as we were currently achieving for the original *Bluebird* product;

» Gross margin on gaming operations revenues was 83.3% in fiscal 2009, compared to 79.6% from the prior year, reflecting favorable WAP jackpot expense experience and the positive influence of the higher revenue per day from our high performing *Community Gaming*, Sensory Immersion, *Transmissive Reels* and *Adaptive Gaming* games partially offset by the greater number of WAP gaming machines, which have a lower gross margin, in the installed base and lower royalty revenues.

Operating Expenses

Operating expenses were as follows (in millions of dollars):

	Year Ended June 30,					
	2009		2008		Increase/(Decrease)	
	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 98.4	13.9%	$ 79.9	12.3%	$18.5	23.2%
Selling and administrative	145.5	20.6	130.0	20.0	15.5	11.9
Depreciation	68.4	9.7	71.9	11.1	(3.5)	(4.9)
Total operating expenses	$312.3	44.2%	$281.8	43.4%	$30.5	10.8%

Research and development expenses increased 23.2% to $98.4 million in fiscal 2009, compared to $79.9 million in the prior year. The year-over-year increase reflects:

- » Our planned expanded product development initiatives for the continued creation of intellectual property and the ongoing expansion of our product portfolio;
- » Higher costs to accelerate new systems and enterprise-wide system applications for our *Casino Evolved* suite of innovative, high-value products in preparation for the launch of networked gaming systems; and
- » Increased payroll-related costs associated with headcount increases to accomplish the initiatives stated above and higher performance-based incentive costs associated with improved operating performance; partially offset by
- » A $3.7 million pre-tax write-down to net realizable value related to a licensed technology in fiscal 2008 with no comparable write-down in fiscal 2009.

During fiscal 2009, we introduced 61 new WMS-branded games for sale and 26 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2008 of 55 new WMS-branded games for sale and 25 new participation and casino-owned daily fee games.

Selling and administrative expenses increased 11.9%, or $15.5 million, to $145.5 million in fiscal 2009 compared to $130.0 million in the prior year. The year-over-year increase includes:

- » Increased payroll-related costs primarily related to headcount increases to support international expansion and overall growth in our business, and higher performance-based incentive costs associated with improved operating performance;
- » Non-cash bad debt expenses increasing by $3.6 million to $7.1 million due to the downturn in the global economy and an increase in customers filing for protection from bankruptcy; and
- » Higher legal expense primarily associated with the litigation on insurance claims related to Hurricane Katrina.

Depreciation expense decreased $3.5 million to $68.4 million in fiscal 2009 compared to $71.9 million in the prior year. This reflects improved capital efficiencies achieved in the gaming operations business resulting from the ongoing disciplined rollout of new participation games resulting in lower capital spending and increased longevity of the participation gaming machine placements coupled with a greater number of participation gaming machines reaching salvage value.

Operating Income and Operating Margin

Our operating income increased by $32.2 million or 30.8% in fiscal 2009 on an 8.7% increase in total revenues. Our fiscal 2009 operating margin of 19.3% represented a 320 basis point increase over the 16.1% operating margin achieved in the prior year. This increase was achieved by the improvements in both product sales and gaming operations gross margins, coupled with higher-margin gaming operations accounting for 37.9% of total revenues in fiscal 2009 compared to 35.2% in the prior year, partially offset by operating expenses increasing by 10.8%, or 210 basis points greater than the increase in total revenues.

Interest Expense

We incurred interest expense of $4.0 million for both fiscal 2009 and 2008, primarily related to our 2.75% convertible subordinated notes, amortization of debt issuance costs, and in fiscal 2009, interest and fees on borrowings under our revolving credit facility.

Interest and Other Income and Expenses, Net

Interest and other income, net increased by $2.6 million to $7.8 million for the year ended June 2009 compared to $5.2 million for the prior year. Fiscal 2009 includes a pre-tax gain of $5.0 million from a cash settlement we received from trademark litigation.

Income Taxes

The effective income tax rate was 34.3% in fiscal 2009 compared to 36.1% in fiscal 2008. The fiscal 2009 effective income tax rate reflects:

- » Higher domestic manufacturing deduction; and
- » Reinstatement of the research and development tax credit in October 2008, retroactive to the beginning of the calendar year 2008. The effective tax rate includes the credit earned from January 1, 2008 through June 30, 2008, which aggregated $0.02 per diluted share, in addition to the tax credit earned during fiscal 2009, partially offset by
- » Increased pre-tax income.

The fiscal 2008 effective income tax rate reflects:

- » The domestic manufacturing deduction; and
- » No impact of the Federal research and development tax credit in the March 2008 and June 2008 quarters as the legislation had expired on December 31, 2007.

Earnings Per Share

Diluted earnings per share increased 38.3% on an 8.7% increase in revenues to $1.59 for year ended June 2009 from $1.15 for prior year. The increase in earnings per share is attributable to increased net income for the year and a lower number of diluted common stock and common stock equivalents primarily driven by our share repurchase program.

LIQUIDITY AND CAPITAL RESOURCES

The financial market crisis that began in 2008 has continued to disrupt credit and equity markets worldwide, reduced consumer discretionary spending and has led to a weakened global economic environment. The effect of the weakened global economy and the fallout from the financial market crisis has been a challenge for our industry. Some gaming operators delayed or canceled construction projects, resulting in fewer new casino openings and expansions in calendar year 2010 than in calendar 2009, coupled with many customers reducing their annual capital budgets for replacing gaming machines for calendar 2009 with only modestly higher replacement capital budgets in calendar 2010. The economic crisis reduced disposable income for casino patrons and resulted in fewer patrons visiting casinos. This has resulted in lower industry-wide unit demand from casino operators and lower play levels on gaming machines in most gaming jurisdictions. We have been faced with these macroeconomic challenges for approximately two years.

Our cash flow from operations is largely dependent on our profitability and the amount of working capital necessary to support our revenue base. Therefore, in any given reporting period, the amount of cash consumed or generated by operations will primarily relate to the rate of revenue and profitability increase or decrease, and the increase or decrease in working capital required to operate our business. In periods when revenues are increasing, the expanded working capital needs will be funded from available cash, cash equivalents, cash flow from operations, and, if necessary, proceeds from our revolving credit facility or additional debt or additional equity offerings. We utilize these sources to fund investments in property, plant and equipment, gaming operations equipment and agreements to license or acquire third-party brands, intellectual properties or technologies that we have not developed internally. Also, we will from time to time issue or retire borrowings or repurchase equity in an effort to maintain a cost-effective capital structure consistent with our anticipated capital requirements. With the ongoing uncertainty in the credit and capital markets, there can be no assurance that other sources of capital will be available to us on acceptable terms or at all. Based on past performance and current expectation, we believe the combination of these resources will satisfy our needs for working capital, jackpot liabilities, capital expenditures and other liquidity requirements associated with our existing operations into the foreseeable future.

Our primary sources of liquidity are:

» Existing cash and cash equivalents;

» Cash flows from operations; and

» Debt capacity available under our revolving credit facility and, if necessary, additional debt or equity offerings.

Selected balance sheet accounts at June 30 are summarized as follows (in millions of dollars):

			Increase/(Decrease)	
	2010	2009	Dollar	Percent
Total cash, cash equivalents, and restricted cash[1]	$ 184.6	$154.7	$ 29.9	19.3%
Total current assets (A)	555.0	450.0	105.0	23.3
Total assets	1,007.0	856.0	151.0	17.6
Total current liabilities (B)	140.8	115.7	25.1	21.7
Long-term debt	—	115.0	(115.0)	(100.0)
Stockholders' equity	833.9	591.4	242.5	41.0
Net working capital (A)–(B)	414.2	334.3	79.9	23.9

(1) Pursuant to various state gaming regulations, we maintain certain restricted cash accounts to ensure availability of funds to pay wide-area progressive jackpot awards either in lump sum payments or in installments. Cash, cash equivalents and restricted cash includes restricted cash of $17.9 million and $19.0 million as of June 30, 2010 and June 30, 2009, respectively. Cash required for funding WAP jackpot payments is considered restricted cash and is not available for general corporate purposes.

Our net working capital increased $79.9 million from June 30, 2009, and was primarily affected by the components listed below:

» An increase in cash, cash equivalents and restricted cash of $29.9 million due primarily to our increased profitability and controlled capital investing, mostly offset by increased working capital needs;

» An increase in total current accounts and notes receivable, net, of $60.3 million or 28.2%, to $274.5 million compared to $214.2 million at June 30, 2009, reflecting an effort launched in mid-fiscal 2009 to expand the amount of extended payment terms provided to select customers given the downturn in the economy. Our days' sales outstanding for current and long-term accounts and notes receivable were 138 days at June 30, 2010 compared to 119 days at June 30, 2009;

» An increase in inventories of $14.7 million or 34.1% to $57.8 million from $43.1 million at June 30, 2009 largely due to an advanced purchase for a computer chip that is used in all of our *Bluebird2* gaming machines, of which $12.0 million remained in inventory at June 30, 2010. Inventory turns of 4.4 at June 30, 2010 were up 5% compared to June 30, 2009; and

» Other current assets were virtually flat at $38.1 million compared to the prior year; partially offset by

» An increase in current liabilities of $25.1 million or 21.7% to $140.8 million due to timing of payments due and better cash management.

As described in Note 12. "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements, we have royalty and license fee commitments for brand, intellectual property and technology licenses of $97.6 million including contingent payments that are not recorded in our Consolidated Balance Sheets.

We believe that total cash, cash equivalents and restricted cash of $184.6 million at June 30, 2010, inclusive of $17.9 million of restricted cash, and cash flow from operations will be adequate to fund our anticipated level of expenses, cash to be invested in property, plant and equipment and gaming operations equipment, cash to be used to license or acquire brands, technologies or intellectual properties from third parties, the levels of inventories and receivables required in the operation of our business and any repurchases of common stock for the upcoming fiscal year. We take a prudent and conservative approach to maintaining our available liquidity while credit market and economic conditions remain unfavorable. We continue to focus on reinvesting in our business through our installed base of gaming operations machines, as well as other strategic capital deployment objectives to expand our geographic reach, product lines and customer base. We will cautiously deploy our capital in order to preserve maximum flexibility. For fiscal 2011 and fiscal 2012, we expect cash flow from operations to continue to be strong. We do not believe we will need to raise a significant amount of additional capital in the short-term or long-term, and we have access to our $150 million revolving credit facility through September 30, 2012. We intend to extend or replace this facility prior to its expiration. Due to the current economic conditions and capital markets challenges, we can provide no guarantee that we will be able to negotiate such an agreement or that such agreement would not place further limitations on our operations. We will, however, assess market opportunities as they arise.

Total Accounts and Notes Receivable and Bad Debt Reserves

Our normal payment terms are 30 to 90 days. We have historically provided extended payment terms to some of our customers for periods from 120 days through 36 months. As a result of the financial market crisis which began in 2008 and disrupted credit and equity markets worldwide and led to reduced consumer discretionary spending and a weakened global economic environment, beginning in the March 2009 quarter we began and have continued to provide a greater amount of extended payment terms to select customers. This expanded extended payment term program is expected to continue until the global economy and consumer discretionary spending improves and customer demand for extended payment terms abates. Typically, these sales result in a higher selling price and, if financed over periods longer than 12 months, incur interest at rate in excess of our borrowing rate, both of which provide added profitability to the sale.

Customers consider numerous factors in determining whether to issue a sales order to us including, among others, expected earnings performance of the gaming machines (which we believe is the most significant decision factor), selling price, the value provided for any trade-in of used gaming machines, parts and game conversion kit support and payment terms.

We believe our competitors have also expanded their use of extended payment terms. In aggregate, we believe that by expanding our use of extended payment terms, we have provided a competitive response in our market and that our revenues have been favorably impacted. We are unable to estimate the impact of this program on our revenues because gaming machine performance, rather than selling price and extended payment terms, is the most important driver of our sales process. If we ceased providing an expanded amount of extended payment terms, we believe we would not be competitive for some customers in the market place and that our revenues and profits would likely decrease.

The expansion of our use of extended payment terms has increased our current and long-term receivable balances and reduced our cash provided by operating activities. Total receivables increased by $73.7 million from $252.5 million at June 30, 2009 to $326.2 million at June 30, 2010. While a portion of this increase relates to the 8.3% increase in revenues in the fiscal year ended June 30, 2010 compared to the fiscal year ended June 30, 2009 and the impact of a higher percentage of the June 2010 quarter shipments being shipped in the third month of the quarter compared to June

2009, we believe that the majority of this increase is due to the impact of providing an expanded amount of extended payment terms. The collection of these receivables in future periods will increase the amount of cash flow provided by operating activities and reduce our total receivables and increase our cash balance.

We evaluate the adequacy of our allowance for bad debts at least on a quarterly basis. We consider a variety of factors in this evaluation, including the receivables aging and trends thereof for customer balances, past experience with customers who pay outside of payment terms and news related to individual customers especially if the news calls into question the customer's ability to fully pay balances owed. Our bad debt expense is most significantly impacted by bankruptcy filings by our customers and pre-bankruptcy reported exposures of individual customers. During the fiscal year ended June 30, 2010, our bad debt expense totaled $3.1 million representing 0.4% of revenues in such fiscal year which compares to $7.1 million of bad debt expense for the prior fiscal year, which represented 1.0% of revenues in the prior fiscal year. Our bad debt expense was higher in the year ended June 30, 2009 due to a greater number and dollar amount of bankruptcy filings due to the challenging economic times. Our total bad debt reserve was $3.4 million at June 30, 2010 compared to $5.3 million at June 30, 2009.

Excess and Obsolete Inventories

Our inventory write-downs primarily arise from excess quantities of raw material inventory purchased for production of gaming machines and from raw material parts becoming obsolete when replaced by a new part and we are unable to fully realize the value of the old part. When we discontinue support of a gaming machine style, make significant changes to an existing gaming machine design or transition to a new gaming machine style, we may experience higher levels of inventory write-downs. We use forecasted demand planning in both purchasing and production processes and conduct quarterly reviews for excess and obsolete inventory. Any inventory write-downs are recorded in the period they are identified to reflect any anticipated inventory losses arising from inventory values in excess of cost or market.

As we introduce new gaming machines that utilize new raw material parts, we reduce the quantity of raw material purchases for existing gaming machines based upon anticipated customer demand and expected end of life production and support of the global installed base of the existing gaming machines. Favorable customer acceptance in excess of estimated customer demand for the new gaming machines can result in excess quantities of raw materials being on-hand for the existing gaming machines. In the December 2008 quarter, we introduced the new *Bluebird2* gaming machine and the demand for this gaming machine exceeded our expectation, resulting in fewer *Bluebird* gaming machines being sold. We seek to reduce excess raw materials through several strategies such as: (1) reselling them back to the supplier, (2) using them to maintain our installed base of leased gaming operations machines, (3) selling them to customers to support their existing gaming machines which are recorded as part sales, (4) using them to refurbish used gaming machines, (5) selling them to a third party or (6) scrapping them.

We have a defined process to control changes in the design of our gaming machines to reduce the possibility that we cannot utilize existing parts before new parts are implemented and therefore reduce the impact of obsolete inventory. We use the same six strategies noted above to reduce the impact of inventory write-downs for obsolete parts. Inventory write-downs for the year ended June 30, 2010 trended lower than in the prior year as in the prior year we prepared for customers transitioning to our new *Bluebird2* gaming cabinet. We expect the amount of inventory write-downs to be consistent or slightly higher in fiscal 2011 compared to fiscal 2010.

Convertible Subordinated Notes and Revolving Credit Facility

See Note 9. "Convertible Subordinated Notes and Revolving Credit Facility" to our Consolidated Financial Statements.

Common Stock Repurchase Program

See Note 10. "Stockholders' Equity—Common Stock Repurchase Program" and Note 18. "Subsequent Events" to our Consolidated Financial Statements.

Cash Flows Summary

Cash flows from operating, investing and financing activities, as reflected in our Consolidated Statements of Cash Flows, are summarized in the following table (in millions of dollars):

	Year Ended June 30,			2010 to 2009	2009 to 2008
	2010	2009	2008	Change	Change
Net cash provided by (used in):					
Operating activities	$ 130.3	$ 179.2	$ 186.2	$(48.9)	$ (7.0)
Investing activities	(108.6)	(113.8)	(117.8)	5.2	4.0
Financing activities	9.7	(29.8)	(5.2)	39.5	(24.6)
Effect of exchange rates on cash and cash equivalents	(0.4)	(0.7)	0.4	0.3	(1.1)
Net increase (decrease) in cash and cash equivalents	$ 31.0	$ 34.9	$ 63.6	$ (3.9)	$(28.7)

Operating Activities: The $48.9 million decrease in cash provided by operating activities in fiscal 2010 compared to the prior year resulted from the factors listed below:

» A positive impact from the $20.7 million increase in net income, combined with a $3.5 million increase in amortization of intangible and other assets and a $2.3 million increase in share-based compensation partially offset by a $1.2 million decrease in depreciation and a $13.2 million decrease in deferred income taxes; more than offset by

» An $18.0 million negative impact from lower other non-cash items. Our bad debt expense was lower by $4.0 million in fiscal 2010 as we had more favorable collection experience, fewer customers filing for protection from bankruptcy and the economy was generally better than in fiscal 2009. We incurred $9.5 million lower excess and obsolete inventory charges in fiscal 2010 than in fiscal 2009 as in fiscal 2009 we prepared for customers transitioning to our new *Bluebird2* gaming cabinet partially offset by higher other non-cash items of $0.1 million. The fiscal 2010 period also reflects a $4.6 million non-cash credit arising from a reduction in our reserve for uncertain tax positions as a result of the IRS completing its audit of our Federal income tax returns for fiscal 2004 through fiscal 2007.

» A $17.3 million negative impact from an increase in the tax benefit from exercise of stock options as more people exercised stock options in fiscal 2010 than in fiscal 2009, primarily due to the increase in our stock price. The exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options; and

» A $25.7 million negative impact from changes in operating assets and liabilities. This negative impact is comprised of an incremental increase in inventory of $19.2 million primarily due to the advance purchase of computer chips that are used in most of our gaming machines, a $23.2 million incremental increase in total accounts and notes receivable as we granted a greater number of extended-term financing options for select customers and a greater percentage of our quarterly shipments for the June 2010 quarter took place in the month of June than had occurred in June 2009, a $25.1 million net increase in other assets and liabilities partially offset by an incremental increase of $41.8 million in current liabilities.

The $7.0 million decrease in cash provided by operating activities in fiscal 2009 compared to fiscal 2008 resulted from:

» A positive impact from the $24.7 million increase in net income, partially offset by a $3.5 million decrease in depreciation and a $5.5 million decrease in amortization;

» A positive impact from non-cash items of $28.5 million, including a $6.1 million increase in other non-cash items, a $6.0 million positive impact by the lower benefit from the exercise of stock options as fewer stock options were exercised, a $2.8 million increase in share-based compensation and a $13.6 million change in deferred income taxes; more than offset by

» A $51.2 million negative impact from changes in operating assets and liabilities. This impact is comprised of a $19.1 million incremental increase in total accounts and notes receivable activity as we granted a greater a number of longer-term financing options for select customers and more of our quarterly shipments for the June 2009 quarter took place in the month of June than had occurred in June 2008, an $18.3 million greater decrease in current liabilities activity, and a $7.0 million lower decrease in inventory activity.

Investing Activities: The $5.2 million decrease in cash used in investing activities for the year ended June 30, 2010 compared to the prior year was primarily due to:

» A $3.5 million decrease in the amount invested in gaming operations machines, top boxes and related equipment in fiscal 2010 to $43.5 million despite the 0.7% increase in the participation-installed base due to better management of these assets. We expect that capital expenditures for gaming operations equipment will increase significantly in fiscal 2011 and 2012 as we enter the new VLT market in Italy which we expect will be on an operating lease basis, as we continue to convert our participation installed base to *Bluebird2* gaming machines and as we expect to expand the amount of operating lease arrangements we enter into with our customers;

» A $5.2 million decrease in payments to acquire or license long-term intangible assets in fiscal 2010 as we identified fewer items to license or acquire. Future investment in intangible and other assets is dependent upon us identifying such assets and successfully negotiating acquisition or license agreements with the owners; partially offset by

» A $3.5 million increase in the amount invested in property, plant and equipment during fiscal 2010 to $56.8 million, as we continue to invest in future facility expansion, higher spending on information technology, as well as investments in manufacturing tools and internally developed and purchased software. We expect that capital expenditures for property, plant and equipment will increase in fiscal 2011 and 2012.

The $4.0 million decrease in cash used by investing activities for the year ended June 30, 2009 compared to the prior year was primarily due to:

» A $3.4 million decrease in the amount invested in gaming operations machines, top boxes and related equipment during the year ended June 2009 to $47.0 million despite the 11% increase in the participation installed base due to better management of these assets;

» A $6.0 million reduction in payments to acquire or license intangible and other assets to $13.5 million in the year ended June 2009 as we identified fewer items to license or acquire; partially offset by

» A $5.0 million increase in the amount invested in property, plant and equipment during the year ended June 2009 to $53.3 million, as we continue to invest in future expansion, higher spending on information technology, as well as investments in manufacturing tools and internally developed and purchased software.

Financing Activities: The $39.5 million increase in cash provided by financing activities in fiscal 2010 compared to the prior year was primarily due to:

» A $46.6 million increase in cash received and tax benefits realized from exercised stock options and the employee stock purchase plan. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options; partially offset by

» A $4.5 million increase in treasury stock repurchases to $45.0 million in fiscal 2010 compared to approximately $40.5 million in the prior year;

» A $1.7 million increase in debt issuance cost to amend and restate our revolving credit facility; and

» A $0.9 million pre-tax payment made as an inducement to the holders of our Notes for early conversion into our common stock.

The $24.6 million increase in cash used by financing activities for the year ended June 2009 compared to the prior year was primarily due to:

» A $19.1 million reduction in cash received and tax benefits realized from exercised stock options. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options; and

» An incremental $5.5 million used to repurchase treasury stock in the 2009 period as we paid $40.5 million for the year ended June 2009 to repurchase common stock compared to $35.0 million in the prior year.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for operating leases of equipment and facilities, none of which are in excess of our current needs. We also have minimum guaranteed royalty payments for intellectual property and technologies that are not recorded on our Consolidated Balance Sheets. Typically, we are obligated to make minimum commitment royalty payments over the term of our licenses and to advance payment against those commitments.

Our obligations under these arrangements and under other contractual obligations at June 30, 2010, were as follows (in millions of dollars):

Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 19.8	$ 4.4	$ 7.3	$ 6.4	$ 1.7
Royalty and license fee payments	97.6	13.3	31.6	31.2	21.5
Accrued WAP jackpot liability	11.0	11.0	—	—	—
Non-cancelable raw material purchase orders	3.5	3.5	—	—	—
Performance bonds	2.0	2.0	—	—	—
Other, including guaranteed minimums in employment agreements	28.9	15.4	9.0	1.8	2.7
Total	$162.8	$49.6	$47.9	$39.4	$25.9

The total potential royalty and license fee commitments decreased to $97.6 million at June 30, 2010 from $112.7 million at June 30, 2009, due to advances and payments made on existing commitments exceeding new agreements we entered into for brand and technology licenses. Potential royalty and license fee commitments could increase in the future as we enter into new intellectual property, technology or brand licensing agreements. See Note 12. "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements.

Non-cancelable raw material purchase orders decreased to $3.5 million as of June 30, 2010 from $18.5 million as of June 30, 2009, due to our effecting a last time buy on a particular computer chip used in substantially all of our current gaming machine production.

We have performance bonds outstanding of $2.0 million at June 30, 2010, of which $1.0 million is to one customer, related to product sales, and we are liable to the issuer in the event of exercise due to our non-performance under the contract. Events of non-performance do not include the financial performance of our products.

As of June 30, 2010, we had a liability for unrecognized income tax benefits of $3.6 million. We cannot make a reasonable estimate of the period of cash settlement for the liability for uncertain income taxes. See Note 8. "Income Taxes" to our Consolidated Financial Statements.

Indemnifications, Special Purpose Entities and Derivative Instruments, Letters of Credit, WMS Licensor Arrangements, Self-Insurance and Product Warranty

See Note 12. "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of our business, primarily associated with interest rate and foreign currency fluctuations. We do not currently hedge either of these risks, or utilize financial instruments for trading or other speculative purposes.

Interest Rate Risk

We have exposure to interest rate risk from our amended and restated revolving credit facility as it is at a variable interest rate. The revolving credit agreement provides for $150 million of unsecured borrowing through September 30, 2012, including the potential to expand the line up to $200 million. Borrowings under this facility bear interest at a certain percentage above the agent's prime rate, or above the LIBOR rate. There was no outstanding borrowing under this facility as of June 30, 2010.

Foreign Currency Risk

We sell substantially all of our products globally in U.S. Dollars to protect ourselves from foreign currency risk. We do have subsidiaries or branches in Alderney, Argentina, Australia, Austria, Canada, China, India, Italy, Mexico, the Netherlands, Slovakia, Spain, South Africa and the United Kingdom for distribution and development operations. These subsidiaries transact business in their respective foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal 2010 would not have had a material impact on our business.

The net assets of these subsidiaries are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive income in stockholders' equity in our Consolidated Balance Sheets. Such translation resulted in unrealized loss of $9.4 million and $4.8 million at June 30, 2010 and 2009, respectively.

In addition, foreign governments could impose restrictions on currency movements that might make it costly or impossible to repatriate earnings to the U.S.

Forward-Looking Statement

This report contains statements that do not relate to historical or current facts, but are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to future events or trends, our future prospects and proposed new products, services, developments, or business strategies, among other things. These statements can generally (although not always) be identified by their use of terms and phrases such as "anticipate," "appear," "believe," "continue," "could," "estimate," "expect," "indicate," "intend," "may," "plan," "possible," "predict," "project," "pursue," "will," "would," and other similar terms and phrases, as well as the use of the future tense.

Actual results could differ materially from those expressed or implied in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, is subject to change and to inherent known and unknown risks and uncertainties. A discussion of these and other risks and uncertainties is set forth under Item 1. "Business" and Item 1A. "Risk Factors" in our Form 10-K. Although we believe that the expectations reflected in our forward-looking statements are reasonable, any or all of our forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements are guaranteed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2010. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. at June 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WMS Industries Inc.'s internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
August 25, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2010.

The effectiveness of our internal control over financial reporting as of June 30, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.



Brian R. Gamache
Chairman and Chief Executive Officer



Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and Treasurer

August 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
WMS Industries Inc.

We have audited WMS Industries Inc.'s internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WMS Industries Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on *Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, WMS Industries Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WMS Industries Inc. as of June 30, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2010 of WMS Industries Inc. and our report dated August 25, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
August 25, 2010

CONSOLIDATED BALANCE SHEETS

June 30, 2010 and 2009

(in millions of U.S. dollars and millions of shares)	2010	2009
Assets		
Current Assets:		
Cash and cash equivalents	$ 166.7	$135.7
Restricted cash and cash equivalents	17.9	19.0
Total cash, cash equivalents and restricted cash	184.6	154.7
Accounts and notes receivable, net	274.5	214.2
Inventories	57.8	43.1
Other current assets	38.1	38.0
Total current assets	555.0	450.0
Non-Current Assets:		
Gaming operations equipment, net	64.7	68.0
Property, plant and equipment, net	189.8	158.8
Intangible assets, net	99.1	99.3
Deferred income tax assets	33.4	31.2
Other assets, net	65.0	48.7
Total non-current assets	452.0	406.0
Total Assets	$1,007.0	$856.0
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 63.4	$ 50.4
Accrued compensation and related benefits	25.1	27.9
Other accrued liabilities	52.3	37.4
Total current liabilities	140.8	115.7
Non-Current Liabilities:		
Deferred income tax liabilities	20.1	17.8
Other non-current liabilities	12.2	16.1
Long-term debt	—	115.0
Total non-current liabilities	32.3	148.9
Commitments, contingencies and indemnifications (see Note 12)	—	—
Stockholders' Equity:		
Preferred stock (5.0 shares authorized, none issued)	—	—
Common stock (200.0 and 100.0 shares authorized and 59.7 and 51.0 shares issued, respectively)	29.8	25.5
Additional paid-in capital	435.5	311.9
Treasury stock, at cost (0.9 and 1.8 shares, respectively)	(34.3)	(45.4)
Retained earnings	409.0	296.1
Accumulated other comprehensive income (loss)	(6.1)	3.3
Total stockholders' equity	833.9	591.4
Total Liabilities and Stockholders' Equity	$1,007.0	$856.0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended June 30, 2010, 2009 and 2008

(in millions of U.S. dollars and millions of shares, except per share amounts)	2010	2009	2008
Revenues:			
Product sales	$460.9	$438.5	$421.2
Gaming operations	304.2	267.9	228.9
Total revenues	765.1	706.4	650.1
Costs and Expenses:			
Cost of product sales(1)	217.4	212.8	217.3
Cost of gaming operations(1)	58.3	44.7	46.6
Research and development	105.9	98.4	79.9
Selling and administrative	148.4	145.5	130.0
Depreciation(1)	67.2	68.4	71.9
Total costs and expenses	597.2	569.8	545.7
Operating Income	167.9	136.6	104.4
Interest expense	(3.2)	(4.0)	(4.0)
Interest income and other income and expense, net	5.8	7.8	5.2
Income before income taxes	170.5	140.4	105.6
Provision for income taxes	57.6	48.2	38.1
Net Income	$112.9	$ 92.2	$ 67.5
Earnings per share:			
Basic	$ 2.02	$ 1.87	$ 1.34
Diluted	$ 1.88	$ 1.59	$ 1.15
Weighted-average common shares:			
Basic common stock outstanding	56.0	49.2	50.2
Diluted common stock and common stock equivalents	60.4	59.1	60.6

(1) Cost of product sales and cost of gaming operations exclude the following amounts of depreciation, which are included in the depreciation line item:

	2010	2009	2008
Cost of product sales	*$ 4.4*	*$ 4.1*	*$ 3.7*
Cost of gaming operations	*$ 44.0*	*$ 51.9*	*$ 59.5*

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended June 30, 2010, 2009 and 2008

Common shares issued	Common shares held in treasury		Common stock	Additional paid-in capital	Treasury stock, at cost	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
(in millions of U.S. dollars and millions of shares)								
50.0	—	Balance, June 30, 2007	$25.0	$269.1	$ —	$138.2	$ 1.3	$433.6
		Comprehensive income:						
—	—	Net income	—	—	—	67.5	—	67.5
—	—	Foreign currency translation adjustment	—	—	—	—	6.8	6.8
—	—	Comprehensive income	—	—	—	—	—	74.3
		Vesting of restricted stock and exercise of stock options						
1.0	0.4	and related tax benefits	0.5	13.7	15.2	—	—	29.4
—	(1.2)	Purchase of treasury shares	—	—	(40.0)	—	—	(40.0)
—	—	Stock issued for business acquisition	—	0.1	—	—	—	0.1
—	—	Effect from adoption of FIN 48	—	—	—	(1.8)	—	(1.8)
—	—	Share-based payment expense	—	15.2	—	—	—	15.2
51.0	(0.8)	Balance, June 30, 2008	25.5	298.1	(24.8)	203.9	8.1	510.8
		Comprehensive income:						
—	—	Net income	—	—	—	92.2	—	92.2
—	—	Foreign currency translation adjustment	—	—	—	—	(4.8)	(4.8)
—	—	Comprehensive income	—	—	—	—	—	87.4
		Vesting of restricted stock and exercise of stock options						
—	0.6	and related tax benefits	—	(6.0)	14.9	—	—	8.9
—	(1.6)	Purchase of treasury shares	—	—	(35.5)	—	—	(35.5)
—	—	Hasbro warrant modification	—	1.8	—	—	—	1.8
—	—	Share-based payment expense	—	18.0	—	—	—	18.0
51.0	(1.8)	Balance, June 30, 2009	25.5	311.9	(45.4)	296.1	3.3	591.4
		Comprehensive income:						
—	—	Net income	—	—	—	112.9	—	112.9
—	—	Foreign currency translation adjustment	—	—	—	—	(9.4)	(9.4)
—	—	Comprehensive income	—	—	—	—	—	103.5
		Vesting of restricted stock and exercise of stock options						
—	2.0	and related tax benefits	—	(8.0)	54.5	—	—	46.5
		Conversion of Convertible Subordinated Notes						
8.7	—	to common stock	4.3	110.7	—	—	—	115.0
—	(1.1)	Purchase of treasury shares	—	—	(45.0)	—	—	(45.0)
—	—	Share-based payment expense	—	20.3	—	—	—	20.3
—	—	Other	—	0.6	1.6	—	—	2.2
59.7	(0.9)	Balance, June 30, 2010	$29.8	$435.5	$(34.3)	$409.0	$(6.1)	$833.9

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2010, 2009 and 2008

(in millions of U.S. dollars)	2010	2009	2008
Cash Flows from Operating Activities			
Net income	$ 112.9	$ 92.2	$ 67.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	67.2	68.4	71.9
Amortization of intangible and other assets	22.2	18.7	24.2
Share-based compensation	20.3	18.0	15.2
Other non-cash items	2.4	20.4	14.3
Deferred income taxes	(6.6)	6.6	(7.0)
Tax benefit from the exercise of stock options	(20.1)	(2.8)	(8.8)
Change in operating assets and liabilities, net of business acquisitions:			
Restricted cash	1.1	(0.2)	(2.8)
Total accounts and notes receivable	(76.7)	(53.5)	(34.4)
Inventories	(14.4)	4.8	11.8
Current liabilities	44.9	3.1	21.4
Other current and long-term assets and long-term liabilities	(22.9)	3.5	12.9
Net cash provided by operating activities	130.3	179.2	186.2
Cash Flows from Investing Activities			
Purchase of property, plant and equipment	(56.8)	(53.3)	(48.3)
Additions to gaming operations equipment	(43.5)	(47.0)	(50.4)
Payments to acquire or license intangible and other assets	(8.3)	(13.5)	(19.5)
Other	—	—	0.4
Net cash used in investing activities	(108.6)	(113.8)	(117.8)
Cash Flows from Financing Activities			
Cash received from exercise of stock options	37.2	7.9	21.0
Tax benefits from exercise of stock options	20.1	2.8	8.8
Purchase of treasury stock	(45.0)	(40.5)	(35.0)
Proceeds from borrowings under revolving credit facility	—	50.0	—
Repayments of borrowings under revolving credit facility	—	(50.0)	—
Debt issuance costs	(1.7)	—	—
Other	(0.9)	—	—
Net cash provided by (used in) financing activities	9.7	(29.8)	(5.2)
Effect of exchange rates on cash and cash equivalents	(0.4)	(0.7)	0.4
Increase In Cash and Cash Equivalents	31.0	34.9	63.6
Cash and Cash Equivalents, beginning of year	135.7	100.8	37.2
Cash and Cash Equivalents, end of year	$ 166.7	$ 135.7	$ 100.8

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

1. BUSINESS OVERVIEW

We are engaged in one business segment: to serve the legalized gaming industry by designing, manufacturing and distributing games, video and mechanical reel-spinning gaming machines and video lottery terminals ("VLTs") to authorized customers in legal gaming venues worldwide. We have production facilities in the United States with development and distribution offices located in the United States, Argentina, Australia, Austria, Canada, China, India, Italy, Mexico, the Netherlands, South Africa, Spain and the United Kingdom. In fiscal year 2009, we integrated the manufacturing of Orion Gaming products into our Spain and United States facilities.

We market our gaming machines in two principal ways. First, product sales include the sale to casinos and other gaming machine operators of new and used gaming machines and VLTs, conversion kits (including game, hardware or operating system conversions), parts, amusement-with-prize gaming machines and gaming related systems for smaller international casino operators. Second, we license our game content and intellectual property to third parties for distribution and we lease gaming machines and VLTs to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win, which is the earnings generated by casino patrons playing the gaming machine, (2) fixed daily fees or (3) a percentage of the amount wagered or a combination of a fixed daily fee and a percentage of the amount wagered. We categorize our lease arrangements into five groups: wide-area progressive ("WAP") participation gaming machines; local-area progressive ("LAP") participation gaming machines; stand-alone participation gaming machines; casino-owned daily fee games; and gaming machine, VLT and other leases. We refer to WAP, LAP and stand-alone participation gaming machines as "participation games" and when combined with casino-owned daily fee games, royalties we receive under license agreements with third parties to utilize our game content and intellectual property and gaming machine, VLT and other lease revenues, we refer to this business as our "gaming operations."

Data for product sales and gaming operations is only maintained on a consolidated basis as presented in our Consolidated Financial Statements, with no additional separate data maintained for product sales and gaming operations (other than the revenues and costs of revenues information included in our Consolidated Statements of Income and gaming operations equipment and related accumulated depreciation included in our Consolidated Balance Sheets).

2. PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation and Consolidation Policy

Our Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and, pursuant to the rules and regulations of the Securities and Exchange Commission, include all adjustments necessary to fairly present our consolidated financial position, results of operations, and cash flows for each period presented. Our Consolidated Financial Statements include the accounts of WMS Industries Inc. and its wholly owned subsidiaries ("WMS" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain amounts within net cash provided by operating activities included in the prior years' Consolidated Statements of Cash Flows have been reclassified to conform to the current year's presentation. These reclassifications are immaterial and did not affect the reported amounts of total net cash provided by operating activities included in our Consolidated Statements of Cash Flows.

Revenue Recognition

We evaluate the recognition of revenue based on the criteria set forth in the following accounting guidance: Financial Accounting Standards Board ("FASB") Topic 605, *"Revenue Recognition"* ("Topic 605"), or FASB Topic 985, *"Software"* ("Topic 985").

Recent Updates to Topics 605 and 985

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, *"Multiple-Deliverable Revenue Arrangements"* ("ASU No. 2009-13") and ASU No. 2009-14 *"Certain Revenue Arrangements That*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

Include Software Elements" ("ASU No. 2009-14"). As permitted under these ASU's, we early adopted both of these ASU's on a prospective basis effective July 1, 2009, the beginning of our 2010 fiscal year. Accordingly, this guidance is being applied to all new or materially modified revenue arrangements entered into since July 1, 2009. While the adoption of these two ASU's changed our revenue recognition policies beginning in fiscal 2010, the impact on our Consolidated Financial Statements was not significant to either the year ended June 30, 2010, or had these ASU's been applied retroactively, to the fiscal years ended June 30, 2009 or 2008, as we had vendor specific objective evidence ("VSOE") for all elements of our multiple deliverable arrangements and we had not deferred any hardware revenues because we had not needed to account for entire customer arrangements as software. These new revenue recognition standards will have more impact on our revenue recognition when we launch our networked gaming system and related software applications in fiscal 2011.

ASU No. 2009-13 replaces and significantly changes the existing separation criteria for multiple-deliverable revenue arrangements, by eliminating the criteria for objective and reliable evidence of fair value for each deliverable. ASU No 2009-13 also eliminates the use of the residual method of allocation of consideration among deliverables and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price (the "relative selling price method"). When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on VSOE, then third-party evidence ("TPE") and finally management's estimate of the selling price ("ESP"). In the fiscal 2010, we used VSOE to value all elements in our multiple deliverable arrangements and did not use either TPE or ESP.

Prior to July 1, 2009, when multiple product deliverables were included under a sales arrangement, we allocated revenue to each unit of accounting based upon its respective fair value against the total contract value and deferred revenue recognition on those deliverables where we did not meet all of the requirements of revenue recognition. We allocated revenue to each unit of accounting, which typically consisted of gaming machines and additional game themes the customer can receive in the future, based on fair value as determined by VSOE. VSOE of fair value for all elements of a multiple deliverable arrangement is based upon the normal pricing and discounting practices for those products and services when sold individually.

ASU No 2009-14 amends the scope of software revenue recognition to exclude all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. As a result, certain products that were previously accounted for under the scope of software revenue recognition guidance in Topic 985 will no longer be accounted for as software. Prior to July 1, 2009, we had determined sales of certain of our products, specifically *Bluebird2* gaming machines and revenues generated from the sales of gaming related systems by our subsidiary Systems in Progress GmbH ("SiP") included software that was "more than incidental" to the product as a whole and accordingly were accounted for under the scope of software revenue recognition guidance in Topic 985. Effective July 1, 2009, with the adoption of ASU No. 2009-14, we no longer apply software revenue recognition guidance from Topic 985 to our *Bluebird2* gaming machine sales as the software and non-software components of the *Bluebird2* gaming machine function together to deliver the product's essential functionality.

Effective July 1, 2009, Topic 985 primarily effects our SiP revenues and will impact future networked gaming revenues because SiP and future networked gaming revenues are derived from computer software applications and systems to be sold or leased. As we begin to commercialize networked gaming software applications through multiple deliverable arrangements in fiscal 2011, the application of Topic 985 will require us to obtain VSOE for undelivered networked gaming software applications in a multiple deliverable arrangement before revenue can be recognized on the subsequent delivery of a software application that is part of the multiple deliverable arrangement. This may delay the recognition of revenue and increase deferred revenues and deferred costs. Networked gaming refers to a networked gaming system that links groups of networked-enabled gaming machines to a server in the casino data center.

General

Our revenue recognition policy for both product sales and gaming operations is to record revenue when all the following criteria are met:

» Persuasive evidence of an agreement exists;

» The price to the customer is fixed or determinable;

» Delivery has occurred, title has been transferred and any acceptance terms have been fulfilled;

» No significant contractual obligations remain; and

» Collectability is reasonably assured.

We recognize revenue when the criteria listed above are met. We defer revenue for any undelivered units of accounting. Deliverables are divided into separate units of accounting if:

» Each item has value to the customer on a stand-alone basis; and

» Delivery of any undelivered item is considered probable and substantially in our control.

Product Sales

We sell gaming machines and VLTs typically with payment terms of 30 to 90 days. In certain circumstances, we offer extended payment terms typically for up to one year but in some cases for longer terms up to three years, which obligation may be secured by the related gaming machines and may accrue interest recognized at market rates. In mid-fiscal 2009, due to the slowing economy and the credit availability challenges our customers experienced, we implemented a program to increase the amount of extended payment terms offered to select customers. We expect to continue this program until the economy and consumer discretionary spending improves and demand by customers for extended payment term financing abates. Revenues are reported net of incentive rebates, imputed interest or discounts. We annually investigate sales contracts with extended payment terms in excess of one year to determine if there is sufficient history to prove assurance of collectability under the original sales contract payment terms. Based upon this investigation, we have concluded that adequate supporting historical documentation exists to conclude collectability is probable for sales contracts with extended payment terms of 36 months or less. Our product sales contracts do not include specific performance, cancellation, termination or refund type provisions.

Our services for initial gaming machine installation, as well as standard warranty and technical support, are not separately priced components of our sales arrangements and are included in our revenues when the associated product sales revenue is recognized. Labor costs for gaming machine installs and participation placements, as well as labor costs associated with performing routine maintenance on participation gaming machines are included in selling and administrative expenses. We accrue for the cost of installing gaming machines sold to our customers at the time of sale, based on the percent of such gaming machines that we expect to install for our customers. We capitalize the costs to install gaming operations equipment.

Gaming Operations

We earn gaming operations revenues from leasing gaming machines, VLTs and other leased equipment, and earn royalties from third parties under license agreements to use our game content and intellectual property.

For WAP leasing agreements, revenues are recognized for each gaming machine based upon a percentage of coin-in, which is the amount of coins, currency and credits wagered on the gaming machine, or a combination of a fixed daily fee and a percentage of coin-in. Participating casinos pay a percentage of the coin-in from WAP gaming machines directly to us for services related to the design, assembly, installation, operation, maintenance and marketing of the WAP systems and to administer the progressive jackpot funding. Revenues are recognized as earned when collectability is reasonably assured. WAP systems entail a configuration of numerous electronically linked gaming machines located in multiple casino properties within a single gaming jurisdiction, which are connected to our central WAP computer system via a network of communications equipment. WAP system gaming machines differ from non-linked gaming machines in that they build a progressive jackpot with every wager until a player hits the top award winning combination. We pay WAP progressive jackpots won by casino patrons.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

A LAP system electronically links gaming machines within a single casino to a site controller which builds a series of small progressive jackpots within that specific casino based on every wager made on the LAP system; whereas a WAP jackpot system links gaming machines in multiple casinos to a progressive jackpot within a single gaming jurisdiction. Each casino pays LAP progressive jackpots won by patrons of its casino.

We also offer participation gaming machines on a non-linked basis, which we call stand-alone games. Stand-alone and LAP progressive participation lease payments are based on either a pre-determined percentage of the daily net win of each gaming machine or a fixed daily rental fee, or for two specific products, a percentage of the coin-in.

Casino-owned daily fee lease agreements are for a fixed daily fee per day. Casino-owned daily fee games are games for which we sell the base gaming machine without a game theme to the casino at a normal sales price, earn a normal product sales gross profit and then earn a lower ongoing daily fee from leasing the top box and game theme to the casino. All elements of the arrangement are delivered at the time of physical delivery of the gaming machine and we have no further obligation to refresh or change the game theme. Revenue recognized for casino-owned daily fee game lease arrangements is not material to our Consolidated Financial Statements. We exclude casino-owned daily fee gaming machines from our installed base of participation gaming machines.

VLTs may be operated as stand-alone units or may interface with central monitoring systems operated by government agencies. Our leased VLTs typically are located in places where casino-style gaming is not the only attraction, such as racetracks, bars and restaurants, and are usually operated by the lottery organization of the jurisdiction. Our lease revenues are based on a fixed percentage of daily net win of the VLTs or a fixed daily lease rate. We exclude our leased VLTs from our installed base of participation gaming machines.

Some customers prefer to lease our standard for-sale gaming machines as an option rather than to purchase them. In these cases, we lease the game and the gaming machine, either for a fixed daily fee or as a percentage of the net win of the gaming machine. We do not include leased for-sale units in our installed base of participation gaming machines.

Under agreements with licensees who are generally located in geographic areas or operate in markets where we are not active, we license our games, artwork and other intellectual property. Currently these arrangements are not material to our financial results. License royalties are recorded as earned when the licensee purchases or places the game or other intellectual property, and collectability is reasonably assured.

Cash, Cash Equivalents and Restricted Cash

All highly liquid investments with maturities of three months or less when purchased are considered cash equivalents. Restricted cash of $17.9 million and $19.0 million at June 30, 2010 and 2009, respectively, is required to fund WAP jackpot payments.

Accounts Receivable, Notes Receivable, Allowance for Doubtful Accounts and Bad Debt Expense

We carry our accounts and notes receivable at face amounts less an allowance for doubtful accounts. On a quarterly basis, we evaluate our receivables and establish the allowance for doubtful accounts. We consider a variety of factors in this evaluation, including the receivables aging and trends thereof for customer balances, past experience with customers who pay outside of payment terms and news related to individual customers, especially if the news calls into question the customer's ability to fully pay balances owed. Our bad debt expense is most significantly impacted by bankruptcy filings by our customers and pre-bankruptcy reported exposures of individual customers. We recorded $3.1 million of bad debt expense in fiscal 2010 compared to $7.1 million in fiscal 2009 and $3.5 million in fiscal 2008. Our bad debt expense was higher in fiscal 2009 due to a greater number and dollar amount of bankruptcy filings due to the challenging economic times.

The following summarizes the components of current and long-term accounts and notes receivable, net at June 30:

	2010	2009
Current:		
Accounts receivable	$130.0	$105.6
Notes receivable	147.6	112.6
Allowance for doubtful accounts	(3.1)	(4.0)
Current accounts and notes receivable, net	$274.5	$214.2
Long-term, included in Other non-current assets, net:		
Notes receivable	$ 52.0	$ 39.6
Allowance for doubtful accounts	(0.3)	(1.3)
Long-term notes receivable, net	$ 51.7	$ 38.3
Total accounts and notes receivable, net	$326.2	$252.5

Our policy is to generally not charge interest on receivables after the invoice payment becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms. With regard to notes receivable, interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are charged to expense as incurred, as they are considered insignificant. Actual or imputed interest, if any, is determined based on current market rates at the time the note originated and is recorded in Interest income and other income and expense, net, ratably over the payment period.

The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2010 and 2009, the fair value of the notes receivable, net approximated the carrying value.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and receivables. We place cash and cash equivalents in high credit quality financial institutions and in short-duration, high-quality securities. With the exception of U.S. Government and Agency securities and overnight investment sweeps, our short-term investment policy limits the amount of credit exposure in any one financial institution, industry group or type of investment. Cash on deposit may be in excess of Federal Deposit Insurance Corporation limits. As a result of the financial market crisis, our recent investment decisions and priorities have been based on capital preservation rather than on investment returns.

Our receivables are concentrated in the following legalized gaming jurisdictions at June 30, 2010:

United States	47%	International	53%
Nevada	7%	Mexico	14%
Florida	6%	Argentina	9%
Oklahoma	5%	Other (less than 5% individually)	30%
Other (less than 5% individually)	29%		

As of June 30, 2010, approximately 15% of our employees are covered by a collective bargaining agreement, which expires on June 30, 2011.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market. We value inventory quarterly based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our Consolidated Financial Statements. Demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value when such determination is made.

An active market exists mostly outside of North America for used gaming machines. When we receive a gaming machine on trade-in, we estimate a carrying value for the gaming machine based on the condition of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

gaming machine, as well as our experience in selling used gaming machines and such estimates could change due to changes in demand in general for used gaming machines. We sell these trade-ins as-is or renovate the gaming machines before resale. We also sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. Therefore, we review our used gaming machine inventory for impairment on a quarterly basis. Actual demand for new and used gaming machines may differ from anticipated demand, and such differences may have a material effect on our consolidated financial statements.

Gaming Operations Equipment and Property, Plant and Equipment

Gaming operations equipment and Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation of these assets is computed on a straight-line basis over the following estimated useful lives:

Buildings and improvements	10 to 40 years
Leasehold improvements	Lesser of term of lease or useful life
Machinery and equipment	3 to 10 years
Gaming operations equipment	1 to 3 years
Furniture and fixtures	10 years
Capitalized internal use software costs	3 to 7 years

Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed.

We review the carrying amount of these assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. When an impairment loss is to be recognized for an asset, it is measured by comparing the carrying value to the fair value. Fair value is generally measured as the present value of estimated future cash flows.

We account for costs incurred to develop software for internal use in accordance with FASB Topic 350, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"* ("Topic 350"). Consequently, any costs incurred during preliminary project stages are expensed; costs incurred during the application development stages are capitalized and costs incurred during the post-implementation/operation stages are expensed. Once the software is placed in operation, we depreciate the capitalized asset cost over its useful life, which can be up to 7 years for software related to our Oracle ERP system. The net book value of capitalized internal use software costs was $45.3 million and $30.1 million as of June 30, 2010 and 2009, respectively, which are included in capitalized internal use software costs in Property, plant and equipment.

Intangible Assets

In accordance with FASB Topic 350, *"Goodwill and Other Intangible Assets,"* ("Topic 350") we classify intangible assets into two categories: (1) intangible assets with finite lives subject to amortization; and (2) goodwill. We test intangible assets with finite lives for impairment when conditions exist that indicate the carrying value may not be recoverable. We do not amortize goodwill. For goodwill, we perform tests for impairment at least annually or more frequently when events or circumstances indicate that assets might be impaired. We perform our impairment tests of goodwill at our reporting unit level, which is at the consolidated level. Such impairment tests for goodwill include comparing the fair value with the reporting unit's carrying value, inclusive of the goodwill. The fair value of a reporting unit refers to the amount at which the unit could be bought or sold in a current transaction between willing parties. As an initial indication of potential goodwill impairment, we compared our market capitalization based on outstanding shares to our book value as of June 30, 2010, which resulted in an excess of market value over book value of over $1.4 billion. When appropriate, we consider the assumptions that we believe hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on our cost of capital rate or location-specific economic factors. In case the fair value is less than the carrying value of the assets, we record an impairment charge to reduce the carrying value of the assets to fair value.

We determine the useful lives of our identifiable finite lived intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement, the history of the asset, our long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, generally on a straight-line basis, over their useful lives. See Note 6. "Intangible Assets."

We capitalize as identifiable finite lived intangible assets advances for royalty and licensing fees made in connection with licensing agreements we have for our use of third-party brands, intellectual property and technologies. When the products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases, the amortization of the advances is included in cost of product sales if related to product sale revenues, or cost of gaming operations if related to gaming operations revenues. To the extent we determine that the products developed would not fully recover the amounts capitalized and future minimum commitments in the license agreement, we will record an immediate impairment charge in our Consolidated Statements of Income at the time of such determination.

Sales of Used Gaming Machines

Cash generated from the remanufacture and sale of used gaming machines, including cash generated from the remanufacture and sale of used gaming operations machines, is included in our Consolidated Statement of Cash Flows in cash flow from operating activities for the periods in which such sales occur and have not been material in fiscal 2010, 2009 and 2008.

Cost of Product Sales, Cost of Gaming Operations and Selling and Administrative Expenses

Cost of product sales consists primarily of raw materials, labor and manufacturing overhead. These components of cost of product sales also include licensing and royalty charges, inbound and outbound freight charges, purchasing, receiving and warehousing costs, inspection costs and internal transfer costs.

Cost of gaming operations consists primarily of WAP jackpot expenses, licensing and royalty charges, telephone costs, gaming operations taxes and fees and parts. Freight-out costs for gaming operations equipment are capitalized and depreciated over the useful life of the related asset.

Selling and administrative expenses consist primarily of sales, marketing, distribution, installation and corporate support functions such as administration, information technology, legal, regulatory compliance, human resources and finance. The costs of distribution were $23.9 million, $21.4 million and $20.4 million for the fiscal year ended 2010, 2009 and 2008, respectively.

WAP Jackpot Liabilities and Expenses

WAP jackpots are payable either immediately in the case of instant pay progressive jackpots or, for non-instant pay jackpots, at the jackpot winner's choice, to receive a single lump sum payment for the value of the jackpot, discounted to present value at applicable interest rates, or the jackpot paid over 20 annual installments and, in our experience, substantially all winners elect the instant pay option. We record a WAP jackpot liability based on the actual volume of coin-in or gaming machine play plus the initial progressive meter liability ("base jackpot") on each WAP system in each jurisdiction, discounted to net present value for non-instant pay jackpots. We defer jackpot expense for the base jackpot liability on each WAP linked system, which is subsequently amortized as jackpot expense in cost of gaming operations base on the theoretical coin-in, or gaming machine play, to win the jackpot liability. Our jackpot liabilities totaled $11.0 million and $9.6 million at June 30, 2010 and 2009, respectively. Our jackpot expense was $23.8 million, $14.2 million and $17.9

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

million for fiscal 2010, 2009 and 2008, respectively. To fund our WAP jackpot liabilities, we are required to maintain restricted cash and cash equivalents, as described above. See Note 2. "Principal Accounting Policies—Recently Issued Accounting Standard" below.

Research and Development Costs and Costs for Computer Software Utilized in Products Sold or Leased

We account for research and development costs in accordance with FASB Topic 730, *"Accounting for Research and Development Costs."* ("Topic 730"). Accordingly, costs associated with product development are expensed as incurred and included in research and development in our Consolidated Statements of Income.

We purchase, license and incur costs for computer software, which will be utilized in the products we sell or lease. Such costs are capitalized under FASB Topic 985, *"Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,"* ("Topic 985"). According to Topic 985, costs incurred in creating a computer software product are charged to expense when incurred as research and development pursuant to Topic 730 until "technological feasibility" has been established for the product, after which point costs are capitalized up to the date of regulatory approval of the software. Generally our products reach technological feasibility when a working model of the software is available. Annual amortization of capitalized software costs is recorded on a product by product basis at the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life.

We incur regulatory approval costs for our products including game themes and operating system products after technological feasibility is achieved. Capitalized regulatory approval costs, net were $10.8 million and $7.9 million as of June 30, 2010 and 2009, respectively, which are included in Other non-current assets. Amortization expense for previously capitalized regulatory approval costs totaled $6.2 million, $6.7 million and $5.2 million in fiscal 2010, 2009 and 2008, respectively. Regulatory approval costs related to projects that are discontinued are expensed when the determination to discontinue is made.

Advertising Expense

The cost of advertising is charged to expense as incurred. The cost of advertising for fiscal 2010, 2009 and 2008 was $0.8 million, $0.8 million and $1.0 million, respectively.

Share-Based Compensation—Stock Option Assumptions

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal years ended June 30:

	2010	2009	2008
Risk-free interest rate	2.1%	2.2%	3.3%
Expected life of options (in years)	4.64	4.65	4.75
Expected volatility	0.49	0.39	0.35
Dividend yield	0.0%	0.0%	0.0%

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term that approximates the expected life of the award. The expected life of each award granted is calculated using the "simplified method" in accordance with FASB Topic 718 *"Share Based Compensation"* ("Topic 718"). We currently do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected life of options. The expected volatility rate has been calculated based on actual historical daily closing prices of our common shares for the expected life of the option. Expected dividend yield is based on historical dividend payments. See Note 11. "Equity Compensation Plan."

Accounting for Income Taxes

We account for income taxes using the asset and liability method provided in FASB Topic 740, *"Accounting for Income Taxes"* ("Topic 740"). Under this method, income taxes are provided for amounts currently payable and for amounts deferred as income tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the U.S., state and foreign jurisdictions enacted tax rates that are assumed to be in effect when the basis differences reverse. We recognize accrued interest and penalties associated with uncertain income tax positions as part of income tax expense. Income taxes on our foreign subsidiaries are provided at the tax rates applicable to the tax jurisdictions in which they are located.

We apply the provisions of Topic 740 to our uncertain income tax provisions. Under Topic 740, the benefits of tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements.

Use of Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles. Such preparation requires us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and Notes thereto. Actual results could differ from those estimates.

Fair Value Measurements

We apply the provisions of FASB Topic 820, *"Fair Value Measurements"* ("Topic 820"), to our financial assets and financial liabilities. Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. The adoption of Topic 820 effective July 1, 2008 did not have a material impact on our Consolidated Financial Statements.

Topic 820 describes three levels of inputs that may be used to measure fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs to the valuation method include:

- » Quoted prices for similar assets or liabilities in active markets;
- » Quoted prices for identical or similar assets or liabilities in inactive markets;
- » Inputs other than quoted prices that are observable for the asset or liability;
- » Inputs that are derived principally from or corroborated by observable market data by correlation or other means; and
- » If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The only assets subject to fair value measurement in accordance with Topic 820 were investments in various money market funds totaling approximately $103.5 million at June 30, 2010 and approximately $96.6 million at June 30, 2009. These money market investments are included in our cash and cash equivalents and restricted cash on our Consolidated Balance Sheets and are considered Level 1 securities valued at quoted market prices.

Translation of Non-U.S. Currency Amounts

The local currency is the functional currency (primary currency in which business is conducted) for our non-U.S. subsidiaries and their assets and liabilities are translated into U.S. dollars at fiscal year-end exchange rates. Revenue and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments are included in accumulated other comprehensive income in our Consolidated Statement of Stockholders' Equity and Comprehensive Income. Gains and losses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

arising from intercompany foreign currency transactions that are of a long-term investment nature are reported in the same manner as translation adjustments. Foreign currency transaction gains and losses consisting primarily of Euro to U.S. currency exchanges for cash transfers are included in Interest income and other income and expense, net and totaled ($0.2) million, ($2.4) million and $0.4 million in fiscal years 2010, 2009 and 2008, respectively.

Recently Issued Accounting Standards

In June 2009, the FASB issued Topic 105, *"Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles"* ("Topic 105"), which establishes the Codification as the single source of authoritative U.S. generally accepted accounting principles. This statement is effective for interim and annual statements issued after September 15, 2009 and has changed the way we reference accounting standards.

In October 2009, the FASB issued ASU No. 2009-13 and ASU No. 2009-14. As permitted under these ASU's, we early adopted both of these ASU's on a prospective basis effective July 1, 2009, the beginning of our 2010 fiscal year and the adoption did not have a material impact on our Consolidated Financial Statements. See Note 2. "Principal Accounting Policies—Revenue Recognition."

In April 2010, the FASB issued ASU No. 2010-16, *"Accruals for Casino Jackpot Liabilities"* ("ASU No. 2010-16"), which clarifies when a casino entity is required to accrue a jackpot liability. ASU No. 2010-16 will be effective for fiscal years beginning on or after December 15, 2010, which for WMS would be our fiscal year beginning July 1, 2011. Early adoption is permitted. We are currently evaluating the impact of applying the provisions of this guidance to WAP accounting in our Consolidated Financial Statements.

In July 2010, the FASB issued ASU 2010-20, *"Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses"* ("ASU 2010-20") to provide greater disclosure about an entity's allowance for credit losses and the credit quality of its financing receivables. The ASU 2010-20 disclosures will be effective for interim periods and fiscal years beginning on or after December 15, 2010. We are currently evaluating the impact of applying the provisions of this ASU on our notes to Consolidated Financial Statements.

3. EARNINGS PER SHARE

Basic and diluted earnings per share are calculated as follows for the fiscal years ended June 30:

	2010	2009	2008
Net income	$112.9	$92.2	$67.5
After-tax interest expense and amortization of issuance cost on Convertible Subordinated Notes	0.5	1.9	2.1
Diluted earnings (numerator)	$113.4	$94.1	$69.6
Basic weighted-average common shares outstanding	56.0	49.2	50.2
Dilutive effect of stock options	1.2	1.0	1.5
Dilutive effect of restricted common stock and warrants	0.5	0.2	0.2
Dilutive effect of Convertible Subordinated Notes	2.7	8.7	8.7
Diluted weighted-average common stock and common stock equivalents (denominator)	60.4	59.1	60.6
Basic earnings per share of common stock	$ 2.02	$1.87	$1.34
Diluted earnings per share of common stock and common stock equivalents	$ 1.88	$1.59	$1.15
Common stock equivalents excluded from the calculation of diluted earnings per share because their impact would render them anti-dilutive	1.1	2.3	0.7

Included in our anti-dilutive common stock equivalents for 2010 and 2009 are warrants to purchase 500,000 shares of our common stock, which are contingent upon future events that were issued to Hasbro Inc. and Hasbro International, Inc. ("Hasbro"). See Note 10. "Stockholders Equity." These warrants were excluded from the calculation because the vesting criteria were not met.

4. INVENTORIES

Inventories consisted of the following at June 30:

	2010	2009
Raw materials and work-in-process	$42.9	$26.8
Finished goods	14.9	16.3
Total inventories	$57.8	$43.1

Cost elements included in work-in-process and finished goods include raw materials, direct labor and overhead expenses. We recorded raw material and finished goods inventory write-downs totaling approximately $3.8 million, $13.3 million and $10.1 million for fiscal 2010, 2009 and 2008, respectively. These charges are classified in cost of products sales in our Consolidated Income Statement. Inventory write-downs for fiscal 2010 trended lower than fiscal year 2009 and 2008 as in the prior years we prepared for customers transitioning to our new *Bluebird2* gaming cabinet.

5. GAMING OPERATIONS EQUIPMENT AND PROPERTY, PLANT AND EQUIPMENT

The components of Gaming operations equipment were as follows at June 30:

	2010	2009
Gaming operations equipment	$ 311.9	$ 279.3
Less accumulated depreciation	(247.2)	(211.3)
Net gaming operations equipment	$ 64.7	$ 68.0

The components of Property, plant and equipment were as follows at June 30:

	2010	2009
Land	$ 17.8	$ 17.8
Buildings and improvements	79.7	72.6
Machinery and equipment	82.5	70.2
Capitalized internal use software costs	31.4	22.7
Furniture and fixtures	14.2	14.1
Construction-in-process	59.6	35.3
	285.2	232.7
Less accumulated depreciation	(95.4)	(73.9)
Net property, plant and equipment	$189.8	$158.8

6. INTANGIBLE ASSETS

General

The following table reconciles goodwill and other intangible assets to Intangible assets recorded on our Consolidated Balance Sheets at June 30:

	2010	2009
Goodwill	$ 17.9	$ 19.9
Finite lived intangibles, net	91.5	91.9
Less: royalty advances and licensed or acquired technologies, short-term	(10.3)	(12.5)
Total Long-term intangible assets, net	$ 99.1	$ 99.3

Certain of our intangible assets including goodwill are denominated in foreign currency and, as such, include the effects of foreign currency translation.

Goodwill

The changes in the carrying amount of goodwill are as follows:

Goodwill balance at June 30, 2009	$19.9
Foreign currency translation adjustment	(2.0)
Goodwill balance at June 30, 2010	$17.9

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

Other Intangible Assets

Other intangible assets consisted of the following at June 30:

		2010			2009		
	Useful Life (Years)	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Finite lived intangible assets:							
Royalty advances for licensed brands, talent, music and other	1–15	$ 92.4	$(58.3)	$34.1	$ 79.8	$(44.2)	$35.6
Licensed or acquired technologies	1–15	48.1	(14.0)	34.1	42.6	(9.6)	33.0
Patents, trademarks and other	4–17	32.5	(9.2)	23.3	30.3	(7.0)	23.3
Total		$173.0	$(81.5)	$91.5	$152.7	$(60.8)	$91.9

The following table summarizes additions to other intangible assets during fiscal 2010.

	Total Additions
Finite lived intangible assets:	
Royalty advances for licensed brands, talent, music and other	$12.6
Licensed or acquired technologies	5.5
Patents, trademarks and other	2.8
Foreign currency translation adjustment	(0.6)
Total	$20.3

Amortization expense for finite lived intangible assets was $21.1 million, $14.2 million and $19.9 million for fiscal 2010, 2009 and 2008, respectively. Fiscal 2008 includes a $3.7 million pre-tax write-down to net realizable value of a technology license.

The estimated aggregate amortization expense for intangible assets for each of the next five years is as follows:

Year Ended June 30,	
2011	$13.1
2012	11.1
2013	9.2
2014	7.6
2015	5.2

The estimated aggregate future intangible amortization as of June 30, 2010 does not reflect the significant minimum commitments we have for future payments for royalty advances and licensed or acquired technologies of approximately $97.6 million, which is expected to be amortized over approximately the next 7 years. If we determine that we may not realize the net book value of any of the finite lived intangible assets or value of commitments, we would record an immediate charge in our Consolidated Statements of Income up to the full amount of the value of these assets or commitments in the period in which such determination is made. See Note 12. "Commitments, Contingencies and Indemnifications."

7. OTHER ACCRUED LIABILITIES

The components of other accrued liabilities were as follows at June 30:

	2010	2009
Deferred revenue	$12.5	$ 7.5
Accrued WAP jackpot liability	11.0	9.6
Current income taxes payable	10.1	1.0
Accrued royalties and licensing fees	7.6	8.8
Other accrued liabilities	11.1	10.5
Total other accrued liabilities	$52.3	$37.4

8. INCOME TAXES

The following is a summary of income (loss) before income taxes of U.S. and international operations for the fiscal years ended June 30:

	2010	2009	2008
United States	$161.2	$139.7	$106.1
International	9.3	0.7	(0.5)
Total	$170.5	$140.4	$105.6

Significant components of the provision (benefit) for income taxes were as follows for the fiscal years ended June 30:

	2010	2009	2008
Current:			
Federal	$33.0	$34.6	$32.2
State	6.1	4.3	3.7
Foreign	5.0	0.7	0.4
Total current	44.1	39.6	36.3
Deferred:			
Federal	(4.3)	5.9	(6.1)
State	(0.5)	0.8	(0.5)
Foreign	(1.8)	(0.1)	(0.4)
Total deferred	(6.6)	6.6	(7.0)
Current tax benefit from exercise of stock options	20.1	2.0	8.8
Income tax provision, net	$57.6	$48.2	$38.1

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income tax assets and liabilities at June 30 were:

	2010	2009
Deferred income tax assets resulting from:		
Current:		
Receivables valuation allowances	$ 1.2	$ 1.4
Inventory valuation reserves	1.0	1.4
Accrued liabilities and other items not currently deductible	3.7	3.2
Total current deferred income tax assets	5.9	6.0
Non-current:		
Share-based payment expense	15.6	14.9
Book over tax depreciation	13.6	13.3
Other non-current	4.2	3.0
Total non-current deferred income tax assets	33.4	31.2
Deferred income tax liabilities resulting from:		
Capitalized regulatory approval and internal use software development costs	(13.9)	(9.8)
Capitalized patents and trademarks	(6.2)	(8.0)
Total non-current deferred income tax liabilities	(20.1)	(17.8)
Total net deferred income tax assets	$ 19.2	$ 19.4

No deferred income tax provision has been recorded for United States taxes related to approximately $21.3 million of undistributed earnings of certain foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, depends on the circumstances existing if and when the remittance occurs.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The provision for income taxes differs from the amount computed using the statutory United States Federal income tax rate as follows for the fiscal years ended June 30:

	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.8	2.9	2.9
Domestic manufacturer's deduction	(1.5)	(1.8)	(1.7)
Research and development tax credits	(0.7)	(3.1)	(1.4)
Permanent items	0.2	0.2	0.5
Change in income tax contingencies	(2.0)	1.1	0.9
Other, net	—	—	(0.1)
Effective income tax rate	33.8%	34.3%	36.1%

The lower effective income tax rate in fiscal 2010 primarily results from the completion of Federal income tax return audits by the Internal Revenue Service for fiscal 2004 through 2007 that resulted in a reduction of our liability for uncertain tax positions by $4.6 million, or a $0.07 per diluted share benefit, partially offset by the expiration of the research and development tax credit legislation effective as of December 31, 2009 which had the impact of reducing our fiscal year 2010 earnings per diluted share by $0.01. The lower effective income tax rate in fiscal 2008 primarily results from the impact of the retroactive reinstatement of the research and development credit to January 1, 2008. The research and development tax credit legislation previously expired on December 31, 2007 and in early October 2008 was reinstated retroactive to the beginning of calendar year 2008. The effective income tax rate for fiscal 2009 includes approximately $0.02 per diluted share impact of the retroactive reinstatement of the research and development tax credit to the beginning of calendar year 2008.

We currently apply Topic 740 under which the benefits of income tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For income tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements. The reconciliation of the beginning and ending gross unrecognized income tax benefits which is included in Other non-current liabilities at June 30, 2010 and 2009, excluding accrued interest and penalties of $0.1 million and $0.8 million for fiscal 2010 and 2009, respectively is as follows:

	2010	2009
Balance at July 1	$ 7.0	$ 5.8
Additions related to prior year tax positions	—	—
Reductions related to prior year tax positions	(0.3)	—
Additions related to current year positions	1.5	1.4
Reductions due to settlements and payments	(4.6)	(0.2)
Reductions due to lapse of Statute	—	—
Balance at June 30	$ 3.6	$ 7.0

At June 30, 2010 and 2009, the total unrecognized tax benefits, including accrued interest and penalties of $0.1 million and $0.8 million, respectively, (net of the federal benefit) were $3.4 million and $7.6 million, respectively, and represent the portion that, if recognized, would reduce the effective income tax rate.

We are currently under audit in various states for fiscal 2004 through 2008. As a result of these audits, it is reasonably possible that the total amount of the unrecognized income tax benefits will change within the next 12 months. At this time, we are unable to estimate the amount of the potential change. Approximately $0.4 million of unrecognized income tax benefits are currently subject to the audits referred to above. At this time, we believe appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years. We, or one of our subsidiaries, files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. We are no longer subject to any significant U.S. federal tax examinations by tax authorities for years before fiscal 2008, or state, local or foreign income tax examinations by tax authorities for years before fiscal 2004.

9. CONVERTIBLE SUBORDINATED NOTES AND REVOLVING CREDIT FACILITY

Convertible Subordinated Notes

During fiscal 2010, we issued approximately 8.7 million shares of our common stock $0.50 par value per share, upon the early conversion to common stock of $115.0 million principal amount of our 2.75% Convertible Subordinated Notes ("Notes"), in several separate transactions in the September 2009, December 2009 and June 2010 quarters. The aggregate impact of the conversion of the $115.0 million of Notes to common stock resulted in a pre-tax charge of $0.9 million for inducement payments. The pre-tax charge in fiscal 2010 was more than offset by savings from reduced interest payments through the remaining term of the Notes, resulting in a favorable pre-tax net benefit to fiscal 2010 net income of approximately $1.4 million. As a result of the conversion of the Notes during fiscal 2010, our long-term debt has been eliminated and common stock and additional paid-in capital have increased by an aggregate of $115.0 million.

Revolving Credit Facility

On September 25, 2009, we entered into an amended and restated revolving credit agreement with a group of five banks. The amended and restated revolving credit agreement provides for borrowings up to $150 million through September 30, 2012 with the ability to expand the facility to $200 million from the existing lenders willing to increase their commitments or from additional lenders with the consent of the administrative agent. The revolving credit facility requires, whether or not we have current borrowings outstanding, that we maintain certain negative covenants and two financial ratios: a leverage ratio and an interest coverage ratio. These negative covenants and financial ratios could limit our ability to acquire companies, declare dividends, incur additional debt, make any distribution to holders of any shares of capital stock or purchase or otherwise acquire shares of our common stock. The maximum leverage ratio is 3.25x through December 31, 2010, and 3.0x thereafter, and is computed as total indebtedness outstanding at the end of each quarter divided by the trailing twelve months' earnings before interest, taxes, depreciation and amortization, including share-based compensation and non-cash charges ("Adjusted EBITDA") as defined in the agreement. The minimum interest coverage ratio is 2.5x and is computed as trailing twelve months Adjusted EBITDA divided by trailing twelve months interest charges as defined in the revolving credit agreement.

The agreement also defines permitted restricted payments related to cash dividends, cash repurchases of our common stock and at June 30, 2010, based upon the leverage ratio as defined, no limitations exist for permitted restricted payment purposes. The agreement also contains certain limitations on, among other items, the amount and types of additional indebtedness, liens, investments, loans, advances, guarantees and acquisitions. No amounts were outstanding under the amended and restated revolving credit facility at June 30, 2010. As of June 30, 2010, we maintained an aggregate cash balance of $19.3 million in non-interest bearing accounts with two of the new banks in our amended and restated revolving credit facility.

We were in compliance with all of the negative covenants and financial ratios required by our revolving credit facility as of June 30, 2010.

At June 30, 2010, we have no debt outstanding under our amended and restated revolving credit facility.

10. STOCKHOLDERS' EQUITY

General

Effective December 10, 2009, our stockholders voted to increase our authorized common stock to 200.0 million shares at $0.50 par value. Prior to that date, our authorized common stock was 100.0 million shares. Additionally, we have 5.0 million shares of $0.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by our Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

Common Stock Repurchase Program

On August 3, 2009, our Board of Directors authorized the repurchase of an additional $75 million of our common stock over the following twenty-four months increasing our remaining repurchase authorization to approximately $150 million. This authorization increases the existing program, previously authorized on August 4, 2008, from $150 million to $225 million and extended the expiration date to August 3, 2011. During fiscal 2010, under our existing repurchase authorization, we purchased 1,136,780 million shares for approximately $45.0 million at an average cost of $39.61, while during fiscal 2009 we purchased 1,602,470 million shares for approximately $35.5 million at an average cost of $22.15 per share. As of June 30, 2010, we had approximately $104 million remaining of our repurchase authorization. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. See Note 18. "Subsequent Events"

Warrants

In fiscal 2004, our Board of Directors, as part of the inducement to Hasbro to extend their license agreement with us, approved a grant of warrants (the "2003 Warrants") to purchase 375,000 shares of our common stock valued at $3.9 million using the Black-Scholes pricing model and certain assumptions at the date of issuance the 2003 Warrants. The warrants' exercise price is $23.36 per share of our common stock, subject to adjustment. The warrants are non-cancelable and vest with respect to 20% of the underlying shares in each year commencing on January 1, 2007 until fully vested on January 1, 2011, subject to earlier vesting under specified circumstances. The warrants were to expire on September 14, 2013. At June 30, 2010, the 2003 Warrants are 80% vested.

In June 2009, we entered into a new Gaming Device License Agreement (the "2009 License") with Hasbro whereby we agreed to license certain intellectual property and proprietary rights owned or controlled by Hasbro. As part of the inducement to Hasbro to enter into the 2009 License, our Board of Directors approved an amendment (the "Warrant Modification Agreement") to the 2003 Warrants to purchase our common stock. The Warrant Modification Agreement provides that the term of the 2003 Warrants will be extended until December 31, 2018. In addition, the expiration date of the 2003 Warrants will be extended for three years if we elect to extend the 2009 License. We accounted for the extension of the 2003 Warrants as a modification of terms whereby we computed the incremental cost of the modification comparing the fair value of the modified warrants to the fair value of the original warrants immediately before its terms were modified. The incremental fair value calculated using the Black-Scholes model was $4.76 per share for a total of $1.8 million additional cost which will be amortized over the extended license period.

Also in connection with the 2009 License, our Board of Directors approved a new grant of a warrant to purchase up to 500,000 shares of our common stock (the "2009 Warrants"). The 2009 Warrants exercise price is $30.03 per share of our common stock (the closing price on June 11, 2009, the date of grant), subject to adjustment. The 2009 Warrants will only vest if certain conditions are met: (1) we request Hasbro's consent to an assignment of the 2009 License upon the undertaking of certain transactions by us, (2) Hasbro gives its consent to such assignment, and (3) such transaction is executed. Beginning in calendar year 2012, for each year that the three conditions are not met the number of shares subject to the 2009 Warrant decrease by 25,000, provided, however, that the number of underlying shares will not be less than 375,000 shares. If not vested and exercised, the 2009 Warrants will expire on December 31, 2018. We may also elect to extend the 2009 License for a period of three years from December 31, 2018 if certain conditions are satisfied and if we make such election, the expiration of the 2009 Warrants also extends three years.

During fiscal 2010, 2009 and 2008, we recognized approximately $0.5 million of expense, respectively, for the value of the 2003 Warrants and the modification thereof.

11. EQUITY COMPENSATION PLAN

General

We currently have one equity compensation plan, the WMS Industries Inc. Incentive Plan (2009 Restated) (the "Plan"), under which new equity grants may be made which was approved by our stockholders in December 2009. The Plan consolidated shares available under our previous stock option plans into the new Plan, although outstanding equity grants under the previous plans are still governed by those individual plans. The Plan permits us to grant options to purchase shares of our common stock, restricted stock and other stock awards. The Compensation Committee of our Board of Directors ("Compensation Committee") determines, or at times recommends to the Board, which of the eligible employees, non-employee directors, consultants and advisors should receive equity awards; the terms, including any vesting periods or performance requirements of the awards; and the size of the awards. The non-employee members of our Board of Directors determine any award made to non-employee directors.

The purpose of the Plan is to encourage our employees, non-employee directors, consultants and advisors to acquire an ownership interest in our common stock and to enable these individuals to realize benefits from an increase in the value of our common stock. We believe that this benefit provides these individuals with greater incentive to work to improve our business and encourages their continued provision of services to us and, generally, promotes our interests and those of our stockholders.

We issue new shares and shares from treasury for shares delivered under the Plan. The parameters of our share repurchase activity are not established solely with reference to the dilutive impact of shares issued under the Plan. However, we expect that, over time, share repurchases may partially offset the dilutive impact of shares to be issued under the Plan.

A maximum of 16.6 million shares were authorized for awards under our plans. As of June 30, 2010, 4.0 million shares of common stock remained available for possible future issuance under our Plan, after the estimated impact of approximately 0.3 million shares of equity based performance units.

A summary of information with respect to share-based compensation expense included in our Consolidated Statements of Income are as follows, for the fiscal years ended June 30:

	2010	2009	2008
Selling, general and administrative	$13.4	$12.1	$10.2
Research and development	6.7	5.8	4.9
Cost of product sales	0.2	0.1	0.1
Share-based compensation expense included in pre-tax income	20.3	18.0	15.2
Income tax benefit related to share-based compensation	(7.7)	(6.8)	(5.8)
Share-based compensation expense included in net income	$12.6	$11.2	$ 9.4
Diluted earnings per share impact of share-based compensation expense	$0.21	$0.19	$0.16

Stock Options

Pursuant to the Plan, for stock options, the exercise price per share with respect to each option is determined by the Compensation Committee and is not less than the fair market value of our common stock on the date on which the stock option is granted. The Plan has a term of 10 years, unless terminated earlier, and stock options granted under the Plan prior to December 2006 have terms up to 10 years, whereas stock options granted under the Plan beginning in December 2006 have terms up to 7 years. Vesting generally occurs equally over one to four years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. On occasion, we may issue stock options that immediately vest, in which case compensation expense equal to the total fair value of the option grant is immediately recognized. For options granted in fiscal 2010, the range in fair value was from $16.84–$18.73 per share based on the Black-Scholes calculation using the following range of assumptions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

depending on the characteristics of the option grant: risk-free interest rates between 1.89%–2.29%; expected life between 4.5–4.75 years; expected volatility of 0.49; and 0.0% dividend yield. Stock option activity was as follows for fiscal 2010:

	Number of Stock Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Stock options outstanding at June 30, 2009	5.2	$22.37		
Granted	0.6	42.15		
Exercised	(1.8)	19.41		
Expired or Cancelled	—	—		
Forfeited	(0.1)	30.31		
Stock options outstanding at June 30, 2010	3.9	$26.42	4.93	$52.2
Stock options exercisable at June 30, 2010	2.2	$21.74	4.51	$39.3

(1) Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of a stock option.

Other information pertaining to stock options was as follows for the years ended June 30:

	2010	2009	2008
Weighted-average grant-date fair value per share of stock options granted	$18.04	$9.83	$10.73
Total grant-date fair value of stock options vested	8.5	7.4	8.3
Total intrinsic value of stock options exercised	40.7	7.8	23.4

For fiscal 2010, 2009 and 2008, cash received from the exercise of stock options was $37.2 million, $7.9 million and $21.0 million, respectively, and the income tax benefit realized from exercise of stock options was $20.1 million, $2.8 million and $8.8 million, respectively. As of June 30, 2010, there was $10.5 million of total stock option compensation expense related to non-vested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 2.8 years.

In fiscal 2005, our Board of Directors approved a Director Emeritus Program for directors who reach age 75 or have served on the Board of Directors for at least 20 years. The Director Emeritus Program is being phased in to maintain continuity and avoid losing the benefit of valuable experience. For fiscal 2008, 37,500 fully vested five-year stock options were issued to one director emeritus upon his retirement from the Board. No directors retired in fiscal 2010 or 2009.

Restricted Stock Award Grants

Upon the recommendation of our Compensation Committee, our Board of Directors has, on occasion, granted restricted stock, restricted stock units and performance-based restricted stock units to certain employees, non-employees and directors to motivate them to devote their full energies to our success, to reward them for their services and to align their interests with the interests of our stockholders.

Under the Plan, participants may be granted restricted stock awards, representing an unfunded, unsecured right, which is nontransferable except in the event of death of the participant, to receive shares of our common stock on the date specified in the participant's award agreement. The restricted stock awards granted under this plan are subject to vesting generally from a range of two to four years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the vesting period for the entire award. Restricted stock share and restricted stock unit activity was as follows for fiscal 2010:

	Restricted Stock Shares	Weighted-Average Grant-Date Fair Value[1]
Nonvested balance at June 30, 2009	0.3	$27.53
Granted	—	—
Vested	(0.1)	29.14
Nonvested balance at June 30, 2010	0.2	$30.21

	Restricted Stock Units (Including Performance-based Stock Units)	Weighted-Average Grant-Date Fair Value[1]
Nonvested balance at June 30, 2009	0.3	$28.53
Granted	0.1	44.02
Vested	(0.1)	29.09
Nonvested balance at June 30, 2010	0.3	$34.31

(1) For restricted stock, grant-date fair value is equal to the closing market price of a share of our common stock on the grant date.

As of June 30, 2010, there was $6.9 million of total restricted stock award compensation expense related to non-vested awards not yet recognized, which is expected to be recognized over a weighted-average period of 2.8 years.

Equity-Based Performance Units

As of June 30, 2010, we had 281,811 equity-based performance units outstanding with a weighted-average grant-date fair value per unit of $34.13. The equity-based performance units contain performance goals set by the Board of Directors based on certain performance criteria over the following periods: thirty-six month period ending June 30, 2010 for 86,322 units; thirty-six month period ending June 30, 2011 for 112,274 units; and thirty-six month period ending June 30, 2012 for 83,215 units. The number of shares of stock to be awarded to participants is dependent upon the achievement of the performance goals and the extent to which each goal is achieved or exceeded, requires a minimum threshold performance before any shares are issued and can result in shares issued up to 200% of the targeted number of shares under each grant. In fiscal 2010, 2009 and 2008 we recorded a provision for equity-based performance units outstanding of $4.0 million, $3.4 million and $2.7 million, respectively, based on the assessment of achievement of the performance goals. Additional charges will be recorded in future periods depending on the assessment of achievement of the performance goals.

	Equity-based Performance Units	Weighted-Average Grant-Date Fair Value[1]
Nonvested balance at June 30, 2009	0.4	$23.92
Granted	0.1	44.28
Vested	(0.1)	16.95
Forfeited	(0.1)	20.12
Nonvested balance at June 30, 2010	0.3	$34.13

(1) For equity-based performance units, grant-date fair value is equal to the closing market price of a share of our common stock on the grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

Deferred Stock

In fiscal 2005, non-management members of the Board of Directors were awarded an aggregate of 39,824 units of deferred stock under the Plan, of which 24,890 units remain outstanding as of June 30, 2010. The deferred stock units vested immediately and shares of our common stock will be issued upon each director's departure from the Board, assuming proper notice from the Board member. Grantees are not entitled to vote their deferred stock units or to receive cash dividends, but they are entitled to receive make whole payments on any declared and paid dividends on our common stock.

Employee Stock Purchase Plan

Effective July 1, 2009, we adopted an Employee Stock Purchase Plan ("ESPP") as defined under Section 423 of the Internal Revenue Code allowing eligible employees to elect to make contributions through payroll deductions which will be used to purchase our common stock at a purchase price equal to 85% of the fair value of a share of common stock on the date of purchase. We reserved 500,000 shares under the ESPP. For fiscal year 2010, participants purchased 48,784 shares under the plan at an average cost of $35.45, for a total of $1.7 million.

12. COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

Future minimum rental commitments under non-cancelable operating leases were as follows as of June 30, 2010:

2011	$ 4.4
2012	3.8
2013	3.5
2014	3.4
2015	3.0
Thereafter	1.7
	$19.8

Rent expense for fiscal 2010, 2009 and 2008 was $5.1 million, $4.9 million and $3.9 million, respectively. We include stated scheduled rent increases in calculating future minimum lease payments under non-cancellable operating leases and the minimum lease payments are recognized as rent expense on a straight-line basis over the minimum lease term. We have options to purchase the facility that we rent in Las Vegas, NV which, if we elected to exercise, would occur between July and December of 2010, or in July 2012.

We routinely enter into license agreements with others for the use of brands, intellectual properties and technologies in our products. These agreements generally provide for royalty advances and license fee payments when the agreements are signed and minimum commitments, which are cancellable in certain circumstances.

In June 2009, we entered into the 2009 License with Hasbro to license certain intellectual property and proprietary rights owned or controlled by Hasbro in titles, such as *MONOPOLY*®, *BATTLESHIP*® and *CLUE*®, for use in our chance-based electronic gaming machines. The 2009 License, which is not assignable without Hasbro's consent, is effective April 1, 2009 and has an initial term through December 31, 2016. We have the right to extend the 2009 License for an additional three-year term if certain conditions are satisfied. We are required to make minimum annual guaranteed royalty payments during the term of the 2009 License. See Note 10. "Stockholder's Equity—Warrants."

At June 30, 2010, we had total royalty and license fee commitments, advances and payments made and potential future royalty and license fee payments as follows:

	Minimum Commitments
Total royalty and license fee commitments	$ 235.1
Advances and payments made	(137.5)
Potential future payments	$ 97.6

The total potential royalty and license fee commitments decreased to $97.6 million at June 30, 2010 from $112.7 million at June 30, 2009, due to advances and payments made on existing commitments exceeding commitments under new agreements we entered into for brand and technology licenses. Potential royalty and license fee commitments could increase in the future as we enter into new intellectual property, technology or brand licensing agreements. See Note 6. "Intangible Assets" for the related assets that are recorded on our Consolidated Balance Sheets.

As of June 30, 2010, we estimate that potential future royalty payments in each fiscal year will be as follows:

	Minimum Commitments
2011	$13.3
2012	15.4
2013	16.2
2014	16.4
2015	14.8
Thereafter	21.5
Total	$97.6

Non-cancelable Raw Material Purchase Orders

Commitments under non-cancelable raw materials purchase orders decreased to $3.2 million as of June 30, 2010 from $18.5 million as of June 30, 2009, due to our effecting a last time buy on a particular computer chip used in substantially all of our current gaming machines.

Performance Bonds

We have performance bonds outstanding of $2.0 million at June 30, 2010, of which $1.0 million is to one customer, related to product sales, and we are liable to the issuer in the event of exercise due to our non-performance under the contract. Events of non-performance do not include the financial performance of our products.

Indemnifications

We have agreements in which we may be obligated to indemnify other parties with respect to certain matters. Generally, these indemnification provisions are included in sales orders and agreements arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against claims arising from a breach of representations related to matters such as title to assets sold and licensed, defective equipment or certain intellectual property rights. Payments by us under such indemnification provisions are generally conditioned on the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular sales order or contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of June 30, 2010, we were not aware of any obligations arising under indemnification agreements that would require material payments.

We have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances. As of June 30, 2010, we were not aware of any obligations arising under these agreements that would require material payments.

Special Purpose Entities and Derivative Instruments

We do not have any special purpose entities for investment or the conduct of our operations. We have not entered into any derivative financial instruments, although we have granted stock options, restricted stock, equity based performance units and deferred stock units to our employees, officers, directors and consultants and warrants to a licensor.

Letters of Credit

Outstanding letters of credit issued under our line of credit to ensure payment to certain vendors and government agencies totaled $0.7 million at June 30, 2010.

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

WMS Licensor Arrangements

Our sales agreements that include software and intellectual property licensing arrangements provide a clause whereby we indemnify the third-party licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark or trade secret infringement. Should such a claim occur, we could be required to make payments to the licensee for any liabilities or damages incurred. Historically, we have not incurred any significant cost due to the infringement claims. As we consider the likelihood of incurring future costs to be remote, no liability has been accrued.

Self-Insurance

We are self-insured for various levels of general, umbrella, directors and officers, fiduciary, property, crime, workers' compensation, electronic errors and omissions, employment practices and automobile collision insurance, as well as employee medical, dental, prescription drug and disability coverage. We purchase stop-loss coverage to protect against unexpected claims. Accrued insurance claims and reserves include estimated settlements for known claims and estimates of claims incurred but not reported.

Product Warranty

We generally warrant our new gaming machines sold in the U.S. for a period of 90 days, while we generally warrant our gaming machines sold internationally for a period of 180 days to one year. Our warranty costs have not been significant.

13. LITIGATION

On April 9, 2010, B Plus Giocologale Ltd. ("B Plus") filed an action against WMS Gaming International SL (Spain), WMS International SL (Italy) and WMS International SL (the Netherlands) in the civil court of Rome, Italy. WMS Gaming International SL is an indirect, wholly owned subsidiary of WMS. The complaint contains two counts, alleging (i) breach of contract arising from WMS' termination of a sales order to supply certain slot machines and (ii) pre-contractual liability arising from WMS' decision to terminate negotiation relating to potential distribution of WMS products in the Italian market. The complaint seeks aggregate damages of €141.8 million or such other amount, which the court may award. Under the current schedule for this matter, WMS' preliminary response and defense brief is due in early December 2010. While it is too early in this case to predict the outcome of the case or the extent of any expenses that WMS may have, we believe that we have a strong defense and intend to vigorously defend against these claims.

In December 2008, we settled a trademark lawsuit against a third party for a cash receipt in the amount of $5.0 million, which is included in the Interest income and other income and expenses, net in our Consolidated Statements of Income for the year ended June 30, 2009.

14. INFORMATION ON GEOGRAPHIC AREAS

Revenues derived from customers in the United States accounted for approximately 71%, 69% and 69% of our total revenues for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Approximately 90% of our total long-lived assets as of June 30, 2010 and 2009 were in the United States. No other country in which we conduct business had greater than 10% of our total revenues or long-lived assets for the periods presented.

Geographic revenue information is determined by country of destination. Our operations outside the United States include: gaming operations equipment located in Canada, Europe and South Africa; sales and distribution offices in Argentina, Australia, Austria, Canada, China, Italy, Mexico, the Netherlands, South Africa, Spain and the United Kingdom; and game development studios and product development employees in Australia, India, the Netherlands and the United Kingdom. Substantially all of our revenues from customers outside the United States are denominated in U.S. dollars. At June 30, 2010 and 2009, approximately 53% and 41%, respectively, of total current and long-term trade accounts and notes receivable were from customers located outside of United States.

15. RETIREMENT PLANS

We sponsor 401(k) defined contribution plans within the United States. The plans cover full-time employees and provide for our contributions of up to 4.5% of covered employees' compensation as defined in the plan. We also provide a deferred compensation plan within the United States to certain key employees. Our expense for these two plans totaled $5.1 million, $4.4 million and $3.7 million in fiscal 2010, 2009 and 2008, respectively.

We have two frozen defined benefit pension plans related to previously discontinued operations, which are not material to our Consolidated Financial Statements.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Additional cash flow information was as follows for the fiscal years ended June 30:

	2010	2009	2008
Income taxes paid	$38.7	$45.5	$21.9
Interest paid	3.5	3.7	3.4
Gaming operations equipment transferred to inventory	2.5	1.6	1.9

For other non-cash transactions related to income taxes and the conversion of Notes, see Note 8. "Income Taxes" and Note 9. "Convertible Subordinated Notes and Revolving Credit Facility."

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information is as follows for each quarterly period in fiscal 2010 and 2009:

	Sept. 30 2009	Dec. 31 2009	Mar. 31 2010	Jun. 30 2010
Fiscal 2010 Quarters				
Revenues	$165.3	$188.9	$197.5	$213.4
Gross profit, excluding depreciation expense	109.3	118.1	125.9	136.1
Operating income	31.5	39.5	44.5	52.4
Net income	19.8	26.5	33.0	33.6
Earnings per share:				
Basic	$ 0.40	$ 0.45	$ 0.57	$ 0.58
Diluted	$ 0.34	$ 0.44	$ 0.55	$ 0.56
Weighted-average common shares:				
Basic common stock	50.0	58.3	57.9	57.9
Diluted common stock and common stock equivalents	60.1	60.6	60.1	60.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of U.S. dollars and millions of shares, except per share amounts)

[continued]

	Sept. 30 2008	Dec. 31 2008	Mar. 31 2009	Jun. 30 2009
Fiscal 2009 Quarters				
Revenues	$151.4	$178.4	$180.8	$195.8
Gross profit, excluding depreciation expense	95.6	109.6	117.3	126.4
Operating income	24.3	30.3	38.2	43.8
Net income	15.7	23.7	24.4	28.4
Earnings per share:				
Basic	$ 0.31	$ 0.48	$ 0.50	$ 0.58
Diluted	$ 0.27	$ 0.41	$ 0.43	$ 0.49
Weighted-average common shares:				
Basic common stock	49.9	49.3	48.8	48.8
Diluted common stock and common stock equivalents	60.0	58.9	58.2	59.0

The March 2010 quarter includes several discrete income tax items that netted out to a lower effective income tax rate which increased diluted earnings per share by $0.06; primarily the completion of Federal income tax return audits by the Internal Revenue Service for fiscal 2004 through fiscal 2007 that resulted in a reduction of our liability for uncertain tax positions by $4.6 million, or a $0.07 per diluted share benefit, partially offset by the expiration of the R&D tax credit legislation effective as of December 31, 2009 which had the impact of reducing our earnings per diluted share by $0.01.

The September 2009 quarter includes a $0.02 per diluted share impact for interest expense and an inducement payment related to the early conversion to common stock of our $79.4 million principal amount Notes.

The December 2008 quarter includes a $3.1 million after-tax gain or $0.05 per diluted share, related to a cash settlement of trademark litigation.

The December 2008 quarter includes a $1.4 million or $0.02 per diluted share benefit related to the period of January 1, 2008 through September 30, 2008 due to the retroactive reinstatement of the research and development tax credit legislation.

18. SUBSEQUENT EVENTS

On August 2, 2010, our Board of Directors terminated the existing share repurchase program and replaced it with a new $300 million share repurchase program that expires on August 2, 2013. The timing and actual number of shares repurchased will depend on market conditions. In August 2010, through August 25, 2010, we purchased approximately 1.4% of our common shares outstanding, or 794,081 shares of our common stock in open market purchases for approximately $30.0 million at an average cost of $37.73 per share. At August 24, 2010 we had approximately $270 million remaining of our current share repurchase authorization.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, par value $0.50, trades publicly on the New York Stock Exchange ("NYSE") under the symbol "WMS." On August 23, 2010, there were approximately 705 holders of record of our common stock.

The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High	Low
Fiscal Year Ended June 30, 2010		
First Quarter	$44.89	$28.92
Second Quarter	50.11	37.71
Third Quarter	44.21	35.59
Fourth Quarter	51.77	39.17
Fiscal Year Ended June 30, 2009		
First Quarter	$34.20	$26.42
Second Quarter	29.94	17.99
Third Quarter	28.30	15.67
Fourth Quarter	35.84	21.44

Dividend Policy

No cash dividends were declared or paid on our common stock during fiscal 2010 or 2009. Our ability to pay future cash dividends will depend upon, among other things, our earnings, anticipated expansion, capital requirements and financial condition. We do not expect to pay cash dividends in the foreseeable future.

On September 25, 2009, we entered into an amended and restated revolving credit agreement with a group of five banks. The revolving credit facility requires that we maintain certain negative covenants and two financial ratios: a leverage ratio and an interest coverage ratio. These negative covenants and financial ratios could limit our ability to among other things, declare dividends, make any distribution to holders of any shares of capital stock or purchase or otherwise acquire shares of our common stock. At June 30, 2010, based upon the leverage ratio as defined, no limitations exist for permitted restricted payment purposes. Permitted restricted payments are defined under the revolving credit facility as certain cash dividends or cash stock repurchases within a specific dollar amount.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN


$200
150
100
50
0
dollars
$100
$128.38
$108.63
$81.16
$142.29
$131.00
$128.27
$132.31
$113.81
$92.32
$140.04
$83.97
$62.06
$174.44
$96.09
$63.93
June 2005
June 2006
June 2007
June 2008
June 2009
June 2010
WMS Industries Inc.
S&P 500 Index
Peer Group
Peer Group Companies:
Aristocrat Leisure Ltd.
Bally Technologies, Inc.
International Game Technology
Shuffle Master, Inc.

WMS CORPORATE INFORMATION

Executive Office
800 S. Northpoint Boulevard
Waukegan, IL 60085
(847) 785-3000

Website
www.wms.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

Counsel to the Company
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

Transfer Agent and Registrar
Shareholder Inquiries:
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
www.amstock.com
e-mail: info@amstock.com

Investor Relations
William H. Pfund
Vice President, Investor Relations
(847) 785-3167

Publications
A copy of our Annual Report on Form 10-K is available without charge upon written request to:

WMS Industries Inc.
Attn: Investor Relations
800 S. Northpoint Boulevard
Waukegan, IL 60085

Our Board of Directors has adopted corporate charters for our Audit and Ethics Committee, our Compensation Committee and our Nominating and Corporate Governance Committee. It also has adopted Corporate Governance Guidelines and a Code of Conduct. These documents describe the responsibilities of our directors and executive officers and other key corporate governance matters. We will provide a copy of these documents to our stockholders, without charge, upon written request addressed to us at 800 S. Northpoint Boulevard, Waukegan, IL 60085, Attention: Investor Relations. These documents also can be viewed on the Corporate Governance page of our website at: www.wms.com.

Certifications
We have submitted to the New York Stock Exchange the certification of our CEO for the prior year stating that he was not aware of any violation by our Company of the New York Stock Exchange corporate governance listing standards.

Legal Notices
Product names mentioned or shown in this report are trademarks or registered trademarks of our subsidiary, WMS Gaming Inc., except for the following marks:

G2E is trademark of Reed Elsevier Inc. and the American Gaming Association.

G2S and *S2S* are trademarks of the Gaming Standards Association.

MONOPOLY, BATTLESHIP and *CLUE* are trademarks of Hasbro. Used with permission. © 2010 Hasbro. All rights reserved.

STAR TREK: TM & © 2010 CBS Studios Inc. All rights reserved. *STAR TREK* and related marks are trademarks of CBS Studios Inc.

THE LORD OF THE RINGS © 2010 New Line Productions, Inc. All rights reserved. The Lord of the Rings: The Fellowship of the Ring, The Lord of the Rings: The Two Towers, The Lord of the Rings: The Return of the King and the names of the characters, items, events and places therein are trademarks of The Saul Zaentz Company d/b/a Middle-earth Enterprises under license to New Line Productions, Inc.

THE PRICE IS RIGHT and all game elements are trademarks of FremantleMedia Operations BV. © 2010 FremantleMedia North America. All rights reserved.

THE WIZARD OF OZ and all related characters and elements are trademarks of and © Turner Entertainment Co. (S10)


WMS

OUR MISSION STATEMENT

Through imagination, talent and technology, we create and provide the world's most compelling gaming experiences.

Our Mission Statement is the single point of focus that directs both our long-term initiatives and our daily tasks. It aligns our individual efforts to ensure that we not lose sight of our goals as we grapple with our daily challenges.

OUR CORE VALUES

INNOVATION...PASSION...INTEGRITY...QUALITY...RESPECT

These Core Values are at the heart of our organization. They fuel our daily commitment to excellence and direct global alignment on achieving future success and satisfaction.

OUR GUIDING PRINCIPLE

EXCELLENCE

One simple word...but a powerful concept that defines our point of reference. It reflects the standard against which we measure ourselves. It powers our efforts for continuous improvement and drives our commitment to deliver on our mission's promise: create and provide the world's most compelling gaming experiences.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


WMS

800 South Northpoint Boulevard
Waukegan, Illinois 60085
847.785.3000

www.wms.com


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